11/28

07028981

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golden Share Mining Corporation

*CURRENT ADDRESS 440 René-Lévesque Blvd. West
Suite 1160
Montréal, Québec H2Z 1V2
Canada

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

FILE NO. 82- 35750

FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY:
DAT : 1/10/08

082-35750

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and, subject to certain exceptions, may not be offered or sold within the United States. See "Plan of Distribution".

<u>*Initial Public Offering and*</u>
<u>*Secondary Offering by Way of Dividend in Kind*</u>

12-31-07
AR/S

November 12, 2007

PRELIMINARY PROSPECTUS

GOLDEN SHARE MINING CORPORATION

Maximum Offering: $3,722,250 (2,190 Units A and 1,470 Units B)

Minimum Offering: $1,849,750 (1,330 Units A and 490 Units B)

Units A comprising of 2,300 "flow-through" common shares and 700 common shares at a price of

$1,015 per Unit A

and

Units B comprising of

3,400 common shares and 3,400 common share purchase warrants at a price of

$1,020 per Unit B

Golden Share Mining Corporation (the "Company") hereby offers for sale (the "Offering") the following securities for which an investor can subscribe separately:

Units A: A minimum of 1,330 ($1,349,950) and a maximum of 2,190 ($2,222,850) Units A, each Unit A being comprised of 2,300 "flow-through" common shares of the Company at a price of $0.35 per share and 700 common shares at a price of $0.30 per share; and

Units B: A minimum of 490 ($499,800) and a maximum of 1,470 ($1,499,400) Units B, each Unit B being comprised of 3,400 common shares at a price of $0.30 per share and 3,400 common share purchase warrants, each warrant entitling its holder to subscribe for one additional common share at a price of $0.35 at any time in the 24 months following the date of their issuance.

The Units A and the Units B (collectively referred to as the "Units"), as well as the common shares, "flow-through" common shares and common share purchase warrants comprising them are collectively referred to as the "Securities".

There is currently no market through which these Securities may be sold and purchasers may not be able to resell the Securities purchased under this prospectus. The Company has applied to list the common shares and warrants distributed under this prospectus on the TSX Venture Exchange (the "TSXV"). Listing will be subject to the Company fulfilling all the listing requirements of the TSXV. The offering price of the Securities was determined by negotiation between the Company and Canaccord Capital Corporation (the "Agent").

This prospectus also qualifies the distribution by Searchgold Resources Inc. ("Searchgold") of an aggregate of 6,345,009 common shares of the Company to the shareholders of record of Searchgold as of the close of business on the record date to be set for such distribution, referred to herein as the "Searchgold Distribution". The common shares of Searchgold are listed on the TSXV. The Company will not receive any proceeds from the Searchgold Distribution. See "Searchgold Distribution".

The Securities offered pursuant to this prospectus are speculative in nature. There are numerous risks involved in holding the shares of a company, such as the Company, that is in the business of exploring for gold and other precious metals. See "Risk Factors".

	Number	Price to public	Agent's fee[1][2]	Net proceeds to the Company[3]
Unit A	1	$1,015	$101.50	$913.50
Unit B	1	$1,020	$102.00	$918.00
Minimum Offering Units A	1,330	$1,349,950	$134,995	$1,214,955
Units B	490	$499,800	$49,980	$449,820
Maximum Offering Units A	2,190	$2,222,850	$222,285	$2,000,565
Units B	1,470	$1,499,400	$149,940	$1,349,460

(1) The Agent will be entitled to a fee of 10% of the gross proceeds of the Offering. However, the Agent's fee will be reduced to 7% of the gross proceeds of the Offering with respect to subscriptions from certain investors (institutional or individual subscribing for more than $100,000) referred by the Company.

(2) As additional remuneration, the Company will grant non-transferable warrants (the "Compensation Warrants") to the Agent, entitling it to acquire a number of additional common shares (the "Compensation Shares") that is equal to 10% of the total number of "flow-through" common shares and common shares comprised in the Units issued hereunder. The Compensation Warrants may be exercised at any time during a period of 18 months following the date of their grant at a price of $0.30 per share. This prospectus also qualifies the distribution of the Compensation Warrants and the Compensation Shares. See "Plan of Distribution".

(3) Before deducting the expenses of the offering estimated at approximately $250,000, which will be paid by the Company.

(4) Subscription proceeds will be received by the Agent, or by any other securities dealer authorized by the Agent, and will be held by the Agent in trust until the initial closing. With respect thereto, the Agent agrees to maintain a register containing the date of subscription, the name and account number or address of each subscriber, as well as the number of Securities subscribed by each subscriber. If a closing for a minimum of 1,330 Units A and 490 Units B has not occurred by December 31, 2007, all subscription funds will be returned to the subscribers, without interest or deduction, as soon as possible thereafter.

The Agent conditionally offers the Securities offered hereby, subject to prior sale, if, as and when issued and delivered by the Company and accepted by the Agent in accordance with the conditions contained in the Agency Agreement referred to under "Plan of Distribution", and subject to the approval of certain legal matters on behalf of the Company by BCF LLP, and on behalf of the Agent by Miller Thomson LLP. The Agent has agreed to use its commercially reasonable efforts to sell the Units offered hereby but is not obligated to purchase any such securities.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the initial closing of at least the minimum offering will take place on or about December [•], 2007, or on such other date as may be agreed upon, but in any event no later than December 31, 2007. As for Units B, additional closings may occur no later than March [•], 2008. The Offering will be conducted under the book-based system. A subscriber who subscribes for Units will receive a customer confirmation from the registered dealer from or through whom Units are subscribed for and who is a Canadian Depository for Securities Ltd. ("CDS") depository service participant. CDS will record the CDS participant who holds common shares and warrants on behalf of owners who have subscribed for or transferred common shares and warrants in accordance with the book-based system. No certificates representing the common shares and warrants forming the Units will be available for delivery at the closing unless specifically requested.

Tax Deductions

The Company will incur Canadian exploration expense ("CEE") in an amount equal to the subscription price of the "flow-through" shares comprised in the Units A before December 31, 2008 and will renounce such CEE, before March 31, 2008, in favour of the subscribers for the "flow-through" common shares, thereby giving them the right to a 150% deduction at the provincial level (for Québec residents) and a 100% deduction plus 15% tax credit at the federal level for the 2007 taxation year. See "Principal Income Tax Considerations Relating to the Offering."

How to Subscribe

Subscriptions for Units A will be effected through the Agent, or any other securities dealer authorized by the Agent, as agent for the subscribers, the whole pursuant to the subscription agreement described under "Details of the Offering".

Subscriptions for Units B will be made directly by the Agent or any other registered dealer authorized by the Agent and no subscription agreement will have to be executed.

Canaccord Capital Corporation

1010 Sherbrooke Street West, Suite 1000
Montréal, Québec H3A 2R7
Contact person: Mr. Pasqual Drolet
Telephone: 514-844-5443 or 1-800-361-4805
Fax: 514-284-1578

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the information contained in this prospectus may contain "forward-looking statements". Forward-looking statements may include, among others, statements regarding the Company's future plans, costs, objectives or economic performance, or the assumptions underlying any of the foregoing, including those described under "Business of the Company" and "Management's Discussion and Analysis". In this prospectus, words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "estimate" and similar words are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking statements are based on information available at the time and/or management's good faith belief with respect to future events and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control. These risks and uncertainties include, but are not limited to, those described under the heading "Risk Factors", and could cause actual events or results to differ materially from those projected in any forward-looking statements. The Company does not intend, nor does it undertake any obligation, to update or revise any forward-looking statements contained in this prospectus to reflect subsequent information, events or circumstances or otherwise.

All monetary amounts set forth in this prospectus are expressed in Canadian dollars, unless otherwise indicated.

PROSPECTUS SUMMARY

The following is a summary of the principal features of this distribution and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus.

The Company

The Company was incorporated under the *Canada Business Corporations Act* on August 7, 2007 as a wholly-owned subsidiary of Searchgold. No later than the closing of the Offering, the Company's mining exploration assets will be comprised of: (i) an option to acquire the Forsan property located in the Vauquelin township, Québec, which the Company can acquire pursuant to the term of an option agreement entered into with an arm's length party on October 5, 2007 and in respect of which a technical report has been prepared in conformity with National Instrument 43-101, "Standards of Disclosure for Mineral Projects" ("NI 43-101"); (ii) an option to acquire the Malartic Lakeshore property, located in the Malartic township, Québec, which the Company can acquire pursuant to the term of an option agreement entered into with arm's length parties on October 5, 2007 and in respect of which a technical report has been prepared in conformity with NI 43-101; (iii) an option to acquire the Elwood property, located in Duckworth & Lamport townships, Ontario, which the Company can acquire from arm's length parties pursuant to the term of an option agreement entered into in March 2006, as amended on September 20, 2007, and transferred to the Company on October 5, 2007; (iv) the Lac Fortune West property, located in the Dasserat township, Québec, which the Company will acquire from Searchgold prior to the closing of the Offering; and (v) the Belleterre property, located in the Blondeau-Guillet townships, Québec, which the Company will also acquire from Searchgold no later than the closing of the Offering. See "Business of the Company". The Company may acquire additional interests in gold and base metal exploration properties in the future, some of which may be acquired by way of option or otherwise. Since incorporation, the Company has had no operations other than those referred to above, and the issuance on November 6, 2007 of an aggregate of 1,050,000 common shares by way of private placement. The shares were issued to an aggregate of 23 investors at a price of $0.25 per share, for gross proceeds to the Company of $262,500. See "Prior and Future Sales".

The Offering

Issuer: Golden Share Mining Corporation (the "Company").

Offering: A minimum of 1,330 ($1,349,950) and a maximum of 2,190 ($2,222,850) Units A, each Unit A being comprised of 2,300 "flow-through" common shares at a price of $0.35 per share and 700 common shares at a price of $0.30 per share.

A minimum of 490 ($499,800) and a maximum of 1,470 ($1,499,400) Units B, each Unit B being comprised of 3,400 common shares at a price of $0.30 per share and 3,400 common share purchase warrants, each whole warrant entitling its holder to subscribe for one additional common share at the price of $0.35 at any time in the 24 months following the date of their issuance. See "Details of the Offering".

Price: $1,015 per Unit A and $1,020 per Unit B.

Amount: A minimum of $1,849,750 and a maximum of $3,722,250.

Agent's Fee and Compensation Warrants: The Agent will be entitled to a fee of 10% of the gross proceeds of the Offering. However, the Agent's fee will be reduced to 7% of the gross proceeds of the Offering with respect to subscriptions from certain investors (institutional or individual subscribing for more than $100,000) referred by the Company.

As additional compensation, the Company will grant non-transferable warrants (the "Compensation Warrants") to the Agent, entitling it to acquire a number of additional common shares (the "Compensation Shares") that is equal to 10% of the total number of "flow-through" common shares and common shares comprised in the Units issued hereunder. The Compensation Warrants may be exercised at any time during a period of 18 months following the date of their grant at a price of $0.30 per share. This prospectus also qualifies the distribution of the Compensation Warrants and the Compensation Shares. See "Plan of Distribution".

Use of Proceeds: The estimated net proceeds to the Company from the Offering will be $1,414,775 in the event of a minimum offering and $3,100,025 in the event of a maximum offering, after deducting, in both cases, the Agent's fee and the expenses of the Offering. If warrants are exercised, the Company will add the proceeds to its working capital. The Company intends to use the net proceeds as follows:

	Minimum Offering	Maximum Offering
Exploration work – Forsan property	$906,750	$1,000,000
Exploration work – Malartic Lakeshore property	$166,000	$765,000
Cash payments – Forsan property(1)	$50,000	$50,000
Cash payments – Malartic Lakeshore property(1)	$10,000	$10,000
Unallocated working capital	$282,025	$1,275,025
Total	$1,414,775	$3,100,025

Note:

(1) Those payments are required to be made pursuant to the terms of the property option agreements entered into in October 2007.

Given the nature of exploration work, it should be noted that re-allocation of the amounts mentioned above could become necessary under certain circumstances, especially based on the results obtained in carrying out the above-mentioned work. See "Use of Proceeds".

Dividend Policy: The Company's current intention is to reinvest all future earnings in order to finance the growth of its business. As a result, the Company does not intend to pay dividends in the foreseeable future.

Risk Factors: There are risks inherent in the Company's business and operations that may adversely affect the value of its securities. Potential investors should carefully review this prospectus and consider the matters discussed under the heading "Risk Factors" beginning on page 48 of this prospectus. Such risks include the following:

Resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the properties in which the Company has or will have an interest and there is no certainty that the expenditures to be made by the Company in the exploration of such properties or otherwise will result in discoveries of commercial quantities of minerals. Significant capital investment is required to achieve commercial production from successful exploration efforts. Any figures for mineral resources contained in this prospectus are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. There is no assurance that any of the Company's exploration properties possess commercially mineable bodies of ore. All of the properties in which the Company has or will have an interest are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. As the Company does not have revenues, it will be dependent upon future financings to continue its plan of operation. The Company has not generated any revenues since its incorporation. The Company has incurred losses and there is no assurance that it will ever be profitable. The Company's success is highly dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of its management or key personnel could have a material and adverse effect on the Company and its business and results of operations. The Company's success depends to a significant extent on the performance and continued service of independent contractors. There is no assurance that the Company's title to its mineral exploration properties will not be challenged. Some of the Company's mineral claims may be subject to surface rights of private landowners. Some of the Company's mineral claims are the object of property option agreements, which means that the Company will only hold a 100% interest in those properties after the required option payments and expenditures have all been made. There is no assurance that the Company will obtain required permits and licenses. The Company's potential profitability depends upon factors beyond its control. Fluctuation of mineral prices may affect the Company's financial results. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. If any of the Company's properties are proven to host economic reserves of metals, mining operations will be subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. The Company may not always be able or may choose not to obtain insurance for many of the risks that it faces. The Company has never operated as a stand-alone company. Upon completion of the Offering and the Searchgold Distribution, the Company will function as an operating company independent of Searchgold, and Searchgold will have no obligation to provide assistance to the Company. Searchgold shareholders who receive common shares as part of the Searchgold Distribution may choose to sell those shares, which could depress the trading price of the Company's common shares for as long as those sales are continuing. Share prices are subject to changes because of numerous factors beyond the Company's control, including reports of new information, changes in the Company's financial situation, the sale of the Company's common shares in the market, the Company's failure to achieve financial results in line with the expectations of analysts, or announcements by the Company or any of its competitors concerning results. There has been no prior public market for the Company's common shares, and an active trading market may not develop or, if it does develop, may not be sustained. The Company's financial statements may not reflect its financial condition and results of operations on a stand-alone basis.

Closing: On or about December [•], 2007 but no later than December 31, 2007. As for Units B, additional closings may occur no later than March [•], 2008.

Searchgold Distribution

Searchgold will distribute to its shareholders, by way of dividend in kind, approximately one common share of the Company for every 20 shares of Searchgold held by its shareholders. The following is a summary of the principal features of the Searchgold Distribution and should be read by Searchgold shareholders together with the more detailed information contained in this prospectus under the heading "Searchgold Distribution". Such distribution is not being made through the Agent, which makes no representation in relation thereto.

Distributing Company: Searchgold will distribute to its shareholders an aggregate of 6,345,009 common shares of the Company's that Searchgold currently owns. See "Prior and Future Sales".

Distribution Ratio: Searchgold shareholders will receive approximately one common share of the Company for every 20 common shares of Searchgold held of record as of the close of business on the record date for the Searchgold Distribution. No fractional common shares will be distributed in connection with the Searchgold Distribution and Searchgold shareholders will not receive any cash payment in lieu of fractional shares to which they would otherwise be entitled.

Record Date: The record date for the Searchgold Distribution will be set by the Board of Directors of Searchgold. Searchgold will issue a press release announcing the record date for the Searchgold Distribution in conformity with the applicable policies of the TSXV.

Delivery Date: The delivery of the Company's common shares to Searchgold shareholders of record as at the close of business on the record date will occur as soon as reasonably practicable following the record date.

Certain Income Tax Considerations: Searchgold shareholders should carefully read the information under the heading "Federal Income Tax Considerations Relating to the Searchgold Distribution" with respect to the income tax consequences of the Searchgold Distribution.

THE COMPANY

Golden Share Mining Corporation (the "Company") was incorporated on August 7, 2007 pursuant to the *Canada Business Corporations Act.* The Articles of Incorporation of the Company were amended on November 7, 2007 to remove the "private issuer" restrictions.

The head office of the Company is located at 440, René-Lévesque Blvd. West, Suite 1160, Montréal, Québec H2Z 1V7.

BUSINESS OF THE COMPANY

History

Since the date of its incorporation, the Company has had no activities other than: (i) on October 5, 2007, entering into a property option agreement with an arm's length party pursuant to which the Company has the option to acquire a 100% interest in the Forsan property, located in the Vauquelin township of northwestern Québec; (ii) on October 5 2007, entering into a property option agreement with two arm's length parties pursuant to which the Company has the option to acquire a 100% interest in the Malartic Lakeshore property, located in the Malartic township of northwestern Québec; (iii) on October 5, 2007, entering into an option transfer agreement with an arm's length party pursuant to which the Company was transferred the option to acquire a 100% interest in the Elwood property, located in Duckworth & Lamport townships in Ontario; and (iv) on November 6, 2007 issuing an aggregate of 1,050,000 common shares by way of private placement to an aggregate of 23 investors at a price of $0.25 per share, for gross proceeds to the Company of $262,500. Prior to the closing of the Offering, the Company will enter into an agreement with Searchgold with respect to the acquisition by the Company of the Lac Fortune West property and Belleterre property, for which the Company will issue 2,134,984 common shares to Searchgold. The Company was originally constituted with the intention of taking over the gold exploration activities currently carried on by Searchgold in Canada, so that Searchgold can devote itself to the developments of its African projects. The Company does not currently own any mines and does not intend to acquire any mines currently in production.

The Forsan property will be the Company's principal property. See "Use of Proceeds".

Forsan Property

The Company can acquire a 100% interest in the Forsan property by fulfilling the conditions set out in the property option agreement entered into in October 2007. The payment schedule is presented in Table 1 below.

Table 1

	Cash Payments	**Common Shares of the Company to be Issued**
Signature of the option agreement	$25,000	
After listing on TSXV		400,000
1st anniversary of the signature date	$50,000	400,000
2nd anniversary of the signature date	$50,000	400,000
3rd anniversary of the signature date		
250,000 oz of gold *		400,000
500,000 oz of gold **		400,000

	Work to be Conducted on the Property
1st anniversary of the listing on TSXV	$200,000
2nd anniversary of the listing on TSXV	$200,000
3rd anniversary of the listing on TSXV	$100,000

The vendor will retain a 2% net smelter return ("NSR"). In the event that commercial production would be achieved on the property, the Company will have the right to purchase the NSR held by the vendor for $1,000,000 per 1% NSR bracket or for a total of $2,000,000 for the 2% NSR held by the vendor.

* 400,000 common shares of the Company at any time in the event that measured and indicated resources representing a metal content of 250,000 ounces of gold or more could be defined and validated by a NI 43-101 compliant report.

** 400,000 common shares of the Company at any time in the event that measured and indicated resources representing a metal content of 500,000 ounces of gold or more could be defined and validated by a NI 43-101 compliant report.

The following information is taken from a report dated October 8, 2007, prepared for the Company by Mr. Jeannot Théberge, President of Services Géologiques T-Rex Inc. ("T-Rex"). A copy of this report, prepared in accordance with the requirements of National Instrument 43-101, "Standards of Disclosure for Mineral Projects" ("NI 43-101"), may be consulted at the registered office of the Company in Montreal during normal business hours, during the entire course of distribution of the Units offered hereunder and for a period of 30 days thereafter. The report is also available under the Company's profile on SEDAR at www.sedar.com.

1. INTRODUCTION

At the request of Mr. Philippe Giaro, Mr. Jeannot Théberge was given the mandate to execute a technical report on the Forsan property in September 2007. This NI 43-101 technical report has been prepared to serve for the listing of the Company on the TSXV.

Information originates mainly from a review of statutory work filed at the Québec Ministry of Natural Resources and Wildlife (the "MNRW") and the geo-scientific surveys completed by the governments.

The Forsan property was visited two times, on August 19, 2007 and on October 1st, 2007 after the review of all the data and the reception of the result of the sample.

2. RELIANCE ON OTHER EXPERTS

The mining titles of the Forsan property have been reviewed on GESTIM, the MNRW public registry of real and immovable mining right. The titles are registered to Mr. Jacques Duval. The author is not qualified to express a legal opinion on the legal agreements binding the titles holders to the Company.

The author conducted an exhaustive research of all the possible source of information pertinent to the project. The vast majority of the geoscientific data (reports, assays, sections, geophysics) have been reported in professional manner by geoscientists.

The author did not find any evidence to doubt any significant information used for this report.

3. PROPERTY DESCRIPTION AND LOCATION

3.1 Location

The property is located approximately 45 km east of the town of Val d'Or in southeastern part the Vauquelin Township, in the Abitibi area of northwestern Québec.

3.2 Claim Status

The property consists in 50 contiguous claims with an individual surface area of 16 hectares for a total property surface area of 800 hectares.

There are no known environmental, land claim issues or ownership dispute pending with the Forsan property. The status of the claims was verified using GESTIM.

4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located approximately 45 km east of the town of Val d'Or in the Abitibi area of Northwestern Québec. It is situated east of national road 117 and easily accessible via a gravel road which crosses the northern part of the property. From the town of Val d'Or, the property is accessed by driving though Louvicourt via Highway 117 and then south towards Mont-Laurier. Approximately 10 km south of Louvicourt the gravel road towards the old Chimo mine serves as a direct access to the property.

The topography of the area is characterized by low relief with occasional swampy sectors and an average elevation of 320 m. Overburden varies between 0 and 15 m and consists in stratified clays as well as glacial and fluvio-glacial Pleistocene deposits.

The Forsan property is characterized by a continental climate with temperature lows in the winter (-12°C to -30°C) with 40 to 60 cm snowfall and temperature highs (10°C to 30°C) during summer with 50 to 100 mm rainfall. The area is covered with several lakes and creeks, Lac Théart straddling the northern border of the property. Lake Matchi-Manitou, a main hydrographic feature of the area, is located 4 km east of the property. Water is therefore readily available and the lakes provide an adequate water supply for exploration purposes.

Suppliers, subcontractors as well as qualified manpower are available in the Val d'Or area, an important regional center of 35,000 habitants with a specialization in the mining and forestry industries.

5. HISTORY

The mining history of the region started with the discovery of gold in the Val d'Or area and the commencement of production activities at the Sigma mine in 1937.

On the Forsan property, mining exploration activities date back to 1937 when Consolidated Mining and Smelting Ltd. performed sampling and carried out a drill program of short holes in the southwestern part of the property. Prospecting, mapping and sampling were also carried out. Five trenches were excavated and exposed a zone 75 m long by 25 m in width. Visible gold was observed in quartz veins hosted in quartz feldspar porphyry and agglomerate units in close proximity with a diabase dyke. The best results from the trenching program yielded 0.88 oz/t Au over 2.0' (D Zone), 0.20 oz/t Au over 11" and 0.26 oz/t Au over 2.1' (F Zone), 0.32 oz/t Au over 1.4' (C Zone) and 0.13 oz/t Au over 1.0' (G Zone). Of the five short holes drilled it is reported that only one yielded interesting results.

In 1955, Newirk Mining Corp. carried out magnetic and electromagnetic surveys in the southeastern part of the property. The self potential surveys did not reveal any anomalies, most likely because of the thickness of the overburden. The magnetic survey highlighted two strong anomalies on the prospected grid (iron formation or diabase).

In 1958, Continental Mining Exploration carried out an electromagnetic survey covering the southeastern part of the property. Four anomalies were identified, one of which, anomaly D, could correspond to the Forsan mineralized showing.

In 1964, Black River Mining Ltd. executed a geological survey covering the southwestern part of the property. This was followed with a 31-hole drill program to test the presence of mineralization at depth. Most holes intersected gold values on narrow widths. Among the strongest values, were 64-V-5 (0.163 oz/t Au over 12.8'), 64-V-10 (0.145 oz/t Au, 1.30% Cu over 11.5'), 64-V-11 (0.721 oz/t Au over 6.6'), 64-V-13 (0.58 oz/t Au over 2.9') and 64-V-27 (0.925 oz/t Au over 2.8').

In 1964, Coastal Mining Ltd. carried out a geological survey covering the whole property.

In 1965, Coastal Mining and Black River Mining Ltd. produced geological and compilation reports over the property.

In 1971, Champagne Yvon Claims carried out prospecting work over the property to maintain the claims in good standing.

In 1979 and 1980, Exxeter Resources Corp. produced an evaluation report for the property followed by the drilling of nine vertical holes (E series). Following this work, P. Dumont and J. Depatie established the first geological resources which stood at 331,128 tonnes at a grade of 5.38 g/t Au (Historical resources / non NI 43-101 compliant).

In 1982 and 1983, Exxeter Resources Corp. (unpublished document) carried out a second drill program (EV series) totalling 1,233 metres in the previously drilled area. Following this work, G.A. Tremblay revaluated the resources at 51,000 metric tonnes at a grade of 0.179 oz/t Au (historical resources / non NI 43-101 compliant). Magnetic and electromagnetic surveys were also executed in the south central part of the property to test the presence of 5 EM-INPUT anomalies.

In 1987-1988 Exploration Oz Inc. and Exploration Norwood Inc. carried out the most detailed exploration program so far on the property. The program was executed in two phases; Phase 1 consisted mainly in surface geological work, line cutting and geophysical surveys while Phase 2 comprised exploration and definition diamond drilling as well as the establishment of a reserve estimate.

During Phase 1 a total of 75.3 km of magnetic surveys and 74.2 km of electromagnetic surveys were carried out. A total of 24 anomalies were defined and the best ones were investigated by drilling which revealed disseminated or massive sulphides and/or magnetite-rich horizons. No significant gold values were reported. A total of 37.9 km of induced polarization were carried out and the seven best anomalies investigated by drilling yielded similar results.

The geological mapping allowed a slightly better definition of the property's geology while the stripping carried out on the Forsan mineralized occurrence allowed the execution of detailed geological mapping and sampling which resulted in a much better understanding of the behavior of the gold mineralization.

During Phase 2 a total of 9,358 metres of diamond drilling was executed for a total of 47 holes (459 series). A total of 9 holes targeted geophysical anomalies and returned negative results except in one instance were an intersection of 0.06 oz/t Au over 4.6' was returned. A total of 38 holes were intended for definition purposes:

- A total of 10 holes were drilled west of the diabase dyke confirmed the presence of gold but returned sub-economic grades.

- The hole drilled east of the dyke confirmed the potential and continuity of Zone A. while allowing to define additional veins on either side of Zone A.

- A total of 3 holes drilled in the north-eastern par of the occurrence to test the extension of the mineralization at depth returned negative results. Hole 459-18-87 however intersected a new zone with a reported mineralized intercept of 5.33 g/t Au over 3.0 m.

Following the 1987-1988 campaign, L. Perron revaluated the resources at 282,605 metric tonnes at a grade of 0.142 oz/t Au (historical resources / non NI 43-101 compliant).

6. GEOLOGICAL SETTING

6.1 Regional Geology

The rocks of the area are Archean in age and belong to the Superior structural Province. More precisely, the Forsan property is located in the eastern part of the east-west trending Abitibi-Wawa Sub province which straddles the Québec-Ontario border over a strike length of at least 600 km and a width of 250 km. In Québec, the Abitibi-Wawa Sub province comprises 50% of volcanic rocks of varying origin (effusive, intrusive or pyroclastic); sediments are relatively scarce at 15% of the rock sequence. The remaining is made up of large syn to late stage plutons (leucotonalites, granodiorites, diorites) intruded during the Kenoran orogeny.

Axial planes of the most obvious deformation phase show a general east-west orientation in the areas less affected by the intrusive bodies. The influence of granitic intrusions on the regional tectonic grain is important. These intrusive massifs were injected in a sub-concordant fashion in the volcanic pile and generally appear as domes.

In terms of metamorphism, the volcanic and sedimentary rocks of the Abitibi area are characterized by the greenschist facies. The thermal influence of the granitic plutons on the country rocks is however non-negligible. Indeed, a contact metamorphic aureole is developed over a distance of 0.5 to 2 km in the volcanic and sedimentary rocks adjacent to the plutons. The observed paragenesis is characteristic of the amphibolite-alamandine metamorphic facies.

The Abitibi Archean basement was repeatedly fractured during its long evolution and has notably been intruded by diabase dykes showing orientations of NS, ENE-OSO, or NO-SE. These dykes have generally not been affected by the metamorphism and are typically expressed as strong, positive magnetic anomalies. They are generally Proterozoïc in age.

6.2 Property Geology

The property is underlain mostly by a thick sequence of east-west trending mafic agglomerates dipping towards the north at 60° to 80°. A dyke of feldspar porphyry showing an attitude of 135° with a dip of 85° towards the northeast and some minor granodiorite injections show a sub concordant attitude and cross-cut the mafic tuffs and agglomerates. A 50 m wide diabase dyke oriented 040° transects the property.

The Pershing batholith contact cuts the north-eastern border of the property. Contact metamorphism has probably affected the rocks of the Forsan mineralized occurrence as suggested by the 5 – 10% garnets observed in the drill holes. It is envisioned that the batholiths are responsible for the remobilization of the quartz, carbonates and sulphides.

7. DEPOSIT TYPES

The Forsan property area is host to several types of mineral occurrences, gold being the dominant metal. A horizon of epigenetic-type massive sulfides has been observed at the contact between and agglomerate and a felsic tuff in the southern part of the property.

The principal mineral deposits of the area are the past-producing Chimo mine and the Croinor deposit. A thorough description of the deposits is found in the MNRW document MM 91-03 (Sauvé P., Imreh L. and Trudel P., 1993). A summary is presented below.

Chimo mine

The past producing Chimo mine is located approximately 6 km west-south-west of the Forsan property. Production was initiated in 1966 and in 1987 past-production and remaining reserves amounted to 1,390,000 tons of ore at a grade of 6.60 g/t Au.

The mine is hosted in the Trivio structural complex, interpreted as the eastern extension of the Cadillac fault (Rocheleau et al., 1990). The mineralization at the mine is hosted in a 450 m wide volcanic unit separating two sedimentary units on either side. The metamorphic grade is at the limit between the greenschist and amphibolite facies.

The ore at the Chimo mine is principally hosted in the shear zones within the volcanic unit and at its northern contact. A minor amount of ore is also associated with an iron formation located north of the volcanic band. In the volcanic rocks, the shear zones are injected with quartz veins and lenses. Arsenopyrite as well as other sulfides are present (2 to 5%) in the schist at the border of the quartz veins. In the iron formations, the ore consists in massive to semi-massive arsenopyrite lenses which developed at the expense of the magnetite. They show very good gold grades, from 15 to 50 g/t Au, but are discontinuous in nature and generally less than one metre in width. Wall rock alteration is characterized by carbonatization, K_2O injection (biotite and muscovite) as well as tourmalinization.

Croinor deposit

The Croinor deposit is located 10 km to the north-east of the Forsan property. The deposit was never officially placed in production and the latest resource evaluation indicated 386,000 tonnes of material at a grade of 4.90 g/t Au (Gaudeau et al., 1988).

The deposit is hosted in the Croinor mafic sill which is injected in a volcanic sequence part of the Assup Group (Rocheleau et al., 1990). The sill is essentially composed of gabbro with minor amounts of quartz diorite near its northern border. The rocks have been metamorphosed to the greenschist level.

The ore at the Croinor deposit is hosted in the quartz diorite which is bounded by volcanic rocks towards the north and sheared gabbro towards the south. The mineralized bodies have a tabular shape and are controlled by reverse faults and east-west trending shear zones with a moderate dip (45°) towards the north (Gaudreau et al., 1988). The veins are essentially composed of quartz with occasional abundant tourmaline and varying amounts of pyrite. Two generations of pyrite have been observed and the gold is preferentially associated with the tectonized, coarse grained pyrite. Native gold is observed occasionally in quartz veins and veinlets as well as in strongly altered wall rocks.

A detailed description of the Forsan property gold occurrences is presented under the headings "- 5. History" and "- 16. Mineral Resource and Mineral Reserve Estimates".

8. MINERALIZATION

The bulk of the auriferous mineralization previously recognized on the property is directly associated with the presence of quartz veins and is structurally controlled.

The principal showing of the property is the Forsan mineralized occurrence which is hosted by the contact between a mafic agglomerate unit and a feldspar-biotite porphyry dyke in the vicinity of northeast trending diabase dyke. The contact between these two rock types is sharp and oriented at 140° with a subvertical dip.

The gold mineralization is hosted by quartz-carbonate-tourmaline veins injected in weakness planes which correspond to two conjugate fracture systems.

System # 1

- Plane # 1: 140° @ 35°
- Plane # 2: 320° @ 75°

System # 2

- Plane # 1: 230° @ 30°
- Plane # 2: 095° @ 45°

The first plane of system # 1 corresponds to the general attitude of the auriferous veins of the Forsan mineralized occurrence. The first plane of system # 2 showed very high grade values during surface sampling but failed to show significant value during diamond drilling.

The thickness of the auriferous veins varies from 0.1 to 3.0 m. Native gold and tellurides are associated with pyrite, pyrrhotite and chalcopyrite. A total of eight mineralized zones consisting in low angle auriferous veins have been recognized; they are: A_{oo}, A_o, B, C, D, E and F.

A horizon of epigenetic-type massive sulfides has been observed at the contact between an agglomerate and a felsic tuff in the southern part of the property. The contact between the sulfide bearing zone and the host rock is generally sharp although sheared. Pyrite and pyrrhotite are observed in a proportion of 95%/5% to 85%/15% along with traces of chalcopyrite. The sulfides are disseminated in veinlets and the wall rock and no primary structure are observed, suggesting an epigenetic origin for this mineralization. The content in gold is very low with the best historical grade obtained at 133 ppb Au.

9. EXPLORATION

No exploration has been performed by the Company.

10. DRILLING

No drilling was executed by the Company and previous drilling is discussed under the heading "-5. History".

11. SAMPLING METHOD AND APPROACH

There were no systematic review of the sampling method and approach in the historical assessment works. It can however be stated that the sampling method and approach relied on core samples, channel samples and grab samples.

Samples taken in the context of an exploration program are usually assed by the fire assay method. A generic description of such a method is given below.

11.1 Fire assay analysis

The property is underlain mostly by a thick sequence of east-west trending mafic. The sample preparation procedure involves the crushing of the entire sample followed by quartering to obtain a representative 250 g sample which is entirely pulverized and out of which a 50 g sample is isolated for analysis by fire assay.

The samples were assayed by fire assay procedure Au-AA24. They are decomposed by Fire Assay Fusion and the analytical method employed is Atomic Absorption Spectroscopy (AAS).

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested in 0.5 ml dilute nitric acid in the microwave oven, 0.5 ml concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 ml with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Method Code	Element	Symbol	Units	Sample Weight (g)	Lower Limit	Upper Limit	Default Overlimit Method
Au-AA24	Gold	Au	ppm	50	0.005	10.0	Au-GRA22

12. SAMPLE PREPARATION, ANALYSES AND SECURITY

All samples collected during the field visit were grab samples; they were assayed by standard fire assay analysis. The samples were collected with a geological hammer or sledge hammer for an average weight of 1 to 2 kg. A total of 6 samples were taken and numbered FO-PG-01 to FO-PG-06.

Samples were described, localised, numbered and immediately packed into plastic sample bags, along with a tag; sample bags are sealed and placed into larger bags which are then secured by plastic strip for transportation to commercial laboratories.

Accuracy and potential contamination of analytical procedure at the laboratory are monitored by introduction of blanks and blind certified reference standards into the sample stream. Usually a limited number of higher grade are checked by re-assaying.

13. DATA VERIFICATION

The verification of historical data is presented in the previous sections under the heading "- Forsan Property".

A field verification was executed by Mr. Philippe Giaro and Jeannot Théberge, P.Geo., on August 19, 2007. The principal outcropping veins were visited, sampled and photographed. Two under evaluated geological contexts represented by an east-west trending shear zone and pyrite-bearing feldspar porphyry were also sampled.

All samples collected during the field visit were grab samples; they were assayed by standard fire assay analysis. The samples were collected with a geological hammer or sledge hammer for an average weight of 1 to 2 kg. A total of 6 samples were taken and numbered FO-PG-01 to FO-PG-06. The samples descriptions are presented below.

<u>FO-PG-01</u>: 5,48 g/t Au -Shear oriented at 275° @ subvertical located at the contact between an agglomerate unit and the quartz feldspar porphyry and injected by 30% smoky quartz veins containing 2-3% pyrite.

<u>FO-PG-02</u>: 3,10 g/t Au -Altered quartz feldspar porphyry containing 7% coarse pyrite; no quartz vein, 100% wall rock.

<u>FO-PG-03</u>: 16 ppb Au -Similar to FO-PG-02, but with pyrite in traces only.

<u>FO-PG-04</u>: 5,78 g/t Au -Quartz tension vein oriented at 240° @ 40° with 15% black tourmaline pods and seams; 1-2% pyrite in quartz vein and 2-3% pyrite in wall rock.

<u>FO-PG-05</u>: 5,73 g/t Au -Same shear as FO-PG-01, 30 m to the west of FO-PG-01, 30 cm in width, 20% pyrite and 3% chalcopyrite.

<u>FO-PG-06</u>: 7 ppb Au -Thick whitish grey, bullish quartz vein up to 0.80 m in width, no sulfides.

The samples were analyzed par fire assay by the Techni-Lab S.G.B. Abitibi Inc. assaying laboratory in Ste-Germaine de Boulé, Québec.

14. ADJACENT PROPERTIES

A discussion regarding previous mining activities in the area and adjacent properties is undertaken under the heading "- 5. History".

Three companies hold claims adjacent to the Forsan property; Plato Gold Corp. to the south-east; Falconbridge Limited to the south and Stellar Pacific Venture Inc. to the south-west.

15. MINERAL PROCESSING AND METALLURGICAL TESTING

The property is at an early stage of exploration and no systematic mineral processing or metallurgical testing has been performed.

16. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The first reports of gold mineralization on the Forsan property date to the 1940's when a gold showing consisting in silicified pyrite-pyrrhotite bearing veins and veinlets was uncovered.

Shear zones and fractures creating the right structural setting for the emplacement of auriferous quartz veins in the neighboring lithologies were then recognized. Where such shear zones are present in the agglomerate their content in mica increases and they tend to behave more plastically. They show a more brittle behaviour in the quartz feldspar porphyry where the associated deformation creates vein systems as described in Mineralization section of the present report.

Once this model was recognized for the gold mineralization, systematic drilling campaigns were executed to properly delineate the extent of the mineralization. Low angle dipping quartz veins were recognized as the principal target hence most the drilling performed so far on the property has consisted in vertical to sub-vertical holes.

Several mineral resource estimates were established on the Forsan mineralized occurrence of the Forsan property. These estimates were progressively updated as additional drilling information was obtained.

1. In 1979 and 1980, Exxeter Resources Corp. carried out the first recent diamond drilling program consisting in nine vertical holes (series E). Based on this work, P. Dumont and J. Depatie established the first geological resources which stood at 331,128 tonnes at a grade of 5.38 g/t Au. These resources were categorized as probable and indicated ore.

2. In 1982 and 1983, Exxeter Resources Corp. carried out a second drill program (series EV) totalling 1,233 metres in the previously drilled area. Following this work, G.A. Tremblay revaluated the resources at 51,000 metric tonnes at a grade of 5.57 g/t Au. These resources were categorized as proven, probable and possible reserves.

3. In 1987 and 1988 Exploration Oz Inc. and Exploration Norwood Inc. carried out a third drill program (series 459) totalling 9,358 metres mostly on the Forsan mineralized occurrence. Following this third campaign, L. Perron revaluated the resources at 282,605 metric tonnes at a grade of 4.42 g/t Au. These resources were categorized as probable and possible reserves.

All these resources were established prior to the introduction of NI 43-101 and should therefore be treated as historical data. One of the objectives of the Company is to perform additional drilling and carry out all required work to establish a NI 43-101 compliant resource estimate.

The definition for reserve categories used in the previous reserve estimates are not consistent whit those defined in "CIM Standard on Mineral Resources and Reserves Definition and Guidelines". A mineral resource is now defined as a concentration or occurrence of material in such form, quantity and grade or quality that has reasonable prospect for economic extraction. Resources are classified into measured, indicated and inferred categories.

The category of an estimate implies confidence in the geological information available on the mineral deposit: the quality and quantity of data available, the level of detail of the technical data and interpretation of the data and information.

A mineral reserve is defined as the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

There is sufficient work done to classify the above "historical reserve" as current mineral resources. The calculations were conducted on strict parameters, similar to current standards for quality assurance and quality control procedures.

17. OTHER RELEVANT DATA INFORMATION

No historical environmental liabilities were found to exist on the subject property. Nevertheless work permits are required for any construction of access for diamond drilling or stripping or trenching activities, or for clearing of lumber on the claim holdings. Usually, these permits are obtained rapidly and are part of typical procedure in order to carry out exploration.

18. INTERPRETATION AND CONCLUSIONS

The Forsan property is located at the eastern extremity of the Abitibi greenstone belt, one the world's most prolific gold camps. Favourable structures (quartz veins, shear zones, faults), competent host rocks (quartz feldspar porphyry) as well as an important gold occurrence on which historical resources have been established are present on the property.

Most of the previous work evaluated two types of targets:

1. Low angle quartz veins: The bulk of the exploration work consisted in diamond drilling in the area of the Forsan mineralized occurrence to properly delineate the gold mineralization. The drilling targeted low-angle veins and was performed mostly with vertical to subvertical holes.

2. Sulphide bearing horizons: Reconnaissance exploration drilling targeted geophysical anomalies elsewhere on the property with mitigated success.

The property visit and the examination of the historical documentation clearly show that additional types of targets are present but were not properly investigated, the two main ones being:

1. Sub-vertical sulfide bearing auriferous shears zones which would have been missed by sub-vertical drilling targeting the low angle veins.

2. Disseminated sulphides which locally pervasively impregnate the host quartz feldspar porphyry.

Moreover, additional quartz feldspar porphyry bodies occurring elsewhere on the property have not been properly investigated in the light of the specific relationship of the gold mineralization to this particular lithology.

Finally, the existing historical resource has to be updated to comply with the new regulations and should be expanded upon by including the mineralization eventually associated with the new types of targets proposed.

A thorough one year exploration program is therefore proposed to render the resource estimations compliant with NI 43-101 and to investigate additional targets on the Forsan mineralized occurrence and elsewhere at the level of the property.

19. RECOMMENDATIONS

19.1 Recommendations

In order to implement the conclusions presented in the previous section, a two phase program has to be executed:

1. Phase 1 targets the Forsan mineralized occurrence.

2. Phase 2 targets the rest of the Forsan property.

These two phases of the recommended work program are to be executed concomitantly.

PHASE 1 - Forsan mineralized occurrence

It is recommended that the following be executed:

- A thorough compilation all previous data.
- Trenching in all directions to extend the level of exposure of the Forsan mineralized occurrence.
- Detailed mapping and structural studies of previously and newly exposed areas.
- Channel sampling of the previously and newly exposed areas to fully evaluate the auriferous sulphide bearing shear zones and the areas of disseminated mineralization in the quartz feldspar porphyry.
- Analysis of several selected 50 kg surface samples of quartz veins to achieve a better understanding on the behaviour of the gold mineralization.
- Detailed ground geophysics comprising magnetic and induced polarization surveys.
- Surveying of historical work.
- Diamond drilling with three objectives:
    - Confirm the results of the previous holes;
    - Extend the know mineralization associated with the quartz veins beyond the previously defined historical resource;
    - Properly test testing auriferous sulphide bearing shear zones and the areas of disseminated mineralization in the quartz feldspar porphyry;
    - Systematic analysis of all drill core must be performed to evaluate the bulk tonnage potential of the Forsan mineralized occurrence.
- All required steps to establish NI 43-101 compliant mineral resources.

PHASE 2 - Forsan property

It is recommended that the following be executed:

- Detailed magnetic survey.
- Mapping of all occurrences of quartz feldspar porphyry.
- Follow-up work with trenching, channel sampling and diamond drilling of all potential quartz feldspar porphyry occurrences.

19.2 Budget and work program

The following budget is proposed to implement the recommendations.

PHASE 1 - Forsan mineralized occurrence

Compilation of historical data

1 Geologist (40 days @ $500/day)	$20,000.00
1 Drafting technician (40 days @ $300/day)	$12,000.00
Trenching	
Trenching on Forsan mineralized occurrence	
Trenching and washing (all inclusive*): 30 days @ $1,750/day	$52,500.00
Detailed mapping and structural studies	
1 Geologist (30 days @ $500/day)	$15,000.00
1 Field technician (30 days @ $300/day)	$9,000.00
Channel sampling	
Channel sampling on Forsan mineralized occurrence	
Geologist, Technician, equipment, assays: 10 days @ $1,500/day	$15,000.00
Mini bulk sampling	
50 kg sample analysis (8 analysis @ $1,000/sample)	$8,000.00
Ground geophysics	
Magnetic survey 25 m line spacing (10 km @ $100/km)	$1,000.00
Induced polarization survey (10 km @ $1,100/km)	$11,000.00
Surveying	
Surveying of historical work	$20,000.00
Diamond drilling	
Detailed drilling on Forsan mineralized occurrence	
NQ drilling (all inclusive**): 5,000 metres @ $125/m	$625,000.00
Sub-total Phase 1	**$788,500.00**
Contingency and administration (15%, rounded)	$118,250.00
Total Phase 1	**$906,750.00**

PHASE 2 - Forsan property

Compilation of historical data

1 Geologist (10 days @ $500/day)	$5,000.00
1 Drafting technician (10 days @ $300/day)	$3,000.00
Geological mapping	
1 Geologist (15 days @ $500/day)	$7,500.00
1 Field technician (15 days @ $300/day)	$4,500.00
Trenching	
Trenching on quartz feldspar porphyry bodies	
Trenching and washing (all inclusive*): 10 days @ $1,750/day	$17,500.00
Channel sampling	
Channel sampling on quartz feldspar porphyry bodies	
Geologist, Technician, equipment, assays: 5 days @ $1,500/day	$7,500.00

Ground geophysics	
Magnetic survey 50 m line spacing (100 km @ $100/km)	$10,000.00
Sub-total Phase 2	**$55,000.00**
Contingency and administration (15%, rounded)	$8,250.00
Total Phase 2	**$63,250.00**
Permitting, preparation and final report	$30,000.00
Total Phase 1 + Phase 2	**$1,000,000.00**

* Includes permitting, trenching (all included), geologist, technician and analysis (comprising checks and metallic sieve analysis).

** Includes permitting, diamond drilling (all included), geologist, technician and analysis (comprising checks and metallic sieve analysis).

Malartic Lakeshore Property

The Company can acquire a 100% interest in the Malartic Lakeshore property by fulfilling the conditions set out in the property option agreement entered into in October 2007. The payment schedule is presented in Table 2 below.

Table 2

	Cash Payments	Common Shares of the Company to be Issued
Signature of the option agreement	$10,000	
After listing on TSXV		150,000
1st anniversary of the signature date	$10,000	150,000
2nd anniversary of the signature date	$10,000	150,000
3rd anniversary of the signature date		
250,000 oz of gold *		150,000
500,000 oz of gold **		150,000

	Work to be Conducted on the Property
1st anniversary of the listing on TSXV	$100,000
2nd anniversary of the listing on TSXV	$100,000
3rd anniversary of the listing on TSXV	$50,000

The vendors will retain a 2% NSR. In the event that commercial production would be achieved on the property, the Company will have the right to purchase the NSR held by the vendors for $1,000,000 per 1% NSR bracket, or for a total of $2,000,000 for the 2% NSR held by the vendors.

* 150,000 common shares of the Company at any time in the event that measured and indicated resources representing a metal content of 250,000 ounces of gold or more could be defined and validated by a NI 43-101 compliant report.

** 150,000 common shares of the Company at any time in the event that measured and indicated resources representing a metal content of 500,000 ounces of gold or more could be defined and validated by a NI 43-101 compliant report.

The following information is taken from a report dated October 6, 2007, prepared for the Company by Mr. Jeannot Théberge. A copy of this report, prepared in accordance with the requirements of NI 43-101, may be consulted at the registered office of the Company in Montreal during normal business hours, during the entire course of distribution of the Units offered hereunder and for a period of 30 days thereafter. The report is also available under the Company's profile on SEDAR at www.sedar.com.

20. INTRODUCTION

At the request of Mr. Philippe Giaro, Mr. Jeannot Théberge was given the mandate to execute a technical report on the Malartic Lakeshore property in September 2007. This NI 43-101 technical report has been prepared for the Company to serve for the listing of the Company on the TSXV.

Information originates mainly from a review of statutory work filed at the MNRW and the geo-scientific surveys completed by the governments.

The property was visited two times, on August 19, 2007 and on October 1st, 2007 after the review of all the data and the reception of the result of the sample.

21. RELIANCE ON OTHER EXPERTS

The mining titles of the Malartic Lakeshore property have been reviewed on GESTIM. The titles are registered to Mr. Jacques Duval. The author is not qualified to express a legal opinion on the legal agreements binding the titles holders to the Company.

The author conducted an exhaustive research of all the possible source of information pertinent to the project. The vast majority of the geoscientific data (reports, assays, sections, geophysics) have been reported in professional manner by geoscientists.

The author did not find any evidence to doubt any significant information used for this report.

22. PROPERTY DESCRIPTION AND LOCATION

22.1 Location

The property is located in the central part of the Malartic Township, on the municipality of Malartic, in the Abitibi area of northwestern Québec.

22.2 Claim status

The property consists in 22 contiguous claims with an individual surface area of about 42 hectares for a total property surface area of 961.79 hectares.

There are no known environmental, land claim issues or ownership dispute pending with the Malartic Lakeshore property. The status of the claims was verified using GESTIM.

23. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The property is located approximately 25 km west of the town of Val d'Or, 5 km northwest of the town of Malartic, in the Abitibi area of Northwestern Québec. It is situated north of national road 117 and easily accessible via a township road which crosses the entire property. From the town of Val d'Or, the property is therefore accessed by driving though Malartic via Highway 117 and turning north on the township road 5 km west of Malartic.

The property is located in a rural area with occasional farm land. The topography is characterized by low relief with occasional swampy sectors and an average elevation of 320 m. Overburden varies between 0 and 10 m and consists in stratified clays overlying glacial and fluvio-glacial Pleistocene deposits. In swampy areas, overburden can reach 20 m.

The Malartic Lakeshore property is characterized by a continental climate with temperature lows in the winter (-12°C to -30°C) with 40 to 60 cm snowfall and temperature highs (10°C to 30°C) during summer with 50 to 100 mm rainfall. Lake Malartic, a main hydrographic feature of the area, overlaps the northern border of property. Water is therefore readily available and the lakes provide an adequate water supply for exploration purposes.

Suppliers, subcontractors as well as qualified manpower are available in the Val d'Or area, an important regional center of 35,000 habitants with a specialization in the mining and forestry industries.

24. HISTORY

The mining history of the region started with the discovery of gold in the Val d'Or area and the commencement of production activities at the Sigma mine in 1937.

Between 1937 and 1980 several reconnaissance geological and geophysical surveys (Mag + EM) were executed on the Malartic Lakeshore property and followed by a few drill holes after the discovery of the main showing (South Shore of Lake Malartic). The most intense field work was carried out by Groupe Minier Sullivan Ltée (1982) and Ressources Vassan Inc. (1986-88) during the 1980–1988 period. The bulk of this work consisted in stripping and diamond drilling; the following table summarizes the work history on the Malartic Lakeshore property.

Year	Company	Work Performed	Results	References
1937-46	Malartic Lakeshore Mines Ltd.	Geological report Geophysical surveys (Mag)	Discovery of gold occurrence	GM 00254 GM 00116 GM 00117 GM 00255 GM 32535
1946	Lasalle Gold Mines Ltd.	Drilling (4 holes)		GM 00115

Year	Company	Work Performed	Results	References
1966	Claims Bernier	Surface trenching work		GM 17880
1967	Claims Duval	Drilling (1 hole)		GM 19522
1969	SOQUEM	Geological report Drilling (1 hole)		GM 25349 GM 25350
1972	Noranda Exploration Co. Ltd.	Geophysical surveys (Mag)		GM 27690 GM 27952
1973	Malartic Lakeshore Mines Ltd.	Geological report		GM 29895
1975	Newbaska Gold & Copper MS Ltd.	Geophysical survey (Mag)		GM 31126
1976-80	Claims Duval	Geophysical survey (Mag)		GM 32417 GM 32150 GM 31776 GM 33283 GM 36201
1986	Groupe Minier Sullivan Ltée & Hummingbird Mines Ltd.	Geophysical surveys (Mag + EM)	Several holes were drilled but no work was rendered public	GM 38740
1987-88	Ressources Vassan Inc.	- Drilling (95 holes) Line cutting and ground geophysical survey (Mag+EM+Induced Polarization) - Stripping - Mapping - Work and evaluation report	- Metallogenic and geologic model - Stripping and mapping results were not rendered public - Significant auriferous values on the gold occurrence	GM 46993 GM 47904 GM 43742
2003	Jacques Duval Graniz Mondal	Beep Mat prospection, geological reconnaissance and sampling - Drilling (4 holes)	- Significant Au, Cu, Ag values on the gold occurrence	GM 60545 GM 61223
2004 2005	Malartic Sud	- Geophysical surveys (Mag + PP) -Drilling (5 holes)		GM 61640 GM 61703

25. GEOLOGICAL SETTING

25.1 Regional Geology

The Superior Province represents in excess of 20% of the world's Archean crust. It shares several similarities with younger orogens, notably the ones formed by accretionnary processes like in the West Pacific region or in the North American Cordillera (Card and King, 1992). Two major orogenic cycles are recognized in the Superior Province, the first one between 2.9 and 2.8 Ga and a second one at 2.7 Ga. The Kenoran orogeny at 2.7 Ga is interpreted as a large compression followed by a right lateral transpression (Card and King, 1992). This episode of deformation affects the Abitibi and Pontiac sub-provinces located in the southeastern part of the Superior Province.

The Abitibi sub-province is recognized for its copper-zinc-lead-gold volcanogenic orebodies as well as its shear-hosted gold deposits. This greenstone belt comprises a large number of Neoarchean volcanosedimentary sequences as well as a diversified set of intrusive rocks, from synvolcanic mafic-ultramafic complexes to post-tectonic granites (Card and Poulsen, 1998). The volcanosedimentary sequences are the product of cyclic volcanism, but also result from a tectonic reconfiguration of lithotectonic slabs. Important volcanic episodes occurred between 2.75 and 2.70 Ga and were followed by deformation, regional metamorphism and plutonic episodes between 2.70 and 2.65 Ga.

The deformation, which initially showed a principally ductile character and expressed itself through folding and thrusting, became more brittle with time. This evolution resulted in a tectonic mosaic of relatively undeformed, lozange shaped lithotectonic blocks, separated by zones of intense deformation (Hocq, 1990). This new model defining the stratigraphic context of the Abitibi region is quite different from the original one proposed by Dimroth and al. (1982). These authors were using volcanic and sedimentary data to define a stratigraphic context and to present a model of paleogeographic evolution implying lithostratigraphic correlations across large regional structures.

25.2 Property Geology

The Malartic Lakeshore property is located in the southeastern part of the Abitibi geological sub-province. This area is characterized by the Cadillac – Larder Lake fault which stretches from Larder Lake, in Ontario to east of Val d'Or, in Québec. Most of the gold mines of the Val d'Or – Rouyn-Noranda area are located along or in close proximity to this major structure. This east-west trending tectonic zone separates the Pontiac sedimentary rocks located towards the south from the volcano-sedimentary rocks belonging to the Malartic, Kéwagama, Blake River and Cadillac groups to the north.

The rocks in the area of the Malartic Lakeshore property show a general east-west orientation with a strong dip generally towards the north and occasionally towards the south. They rock package comprises ultramafic to intermediary lavas as well as a few felsic flows, pyroclastics and sediments. Several bodies of varying composition intrude the volcanic sequence. Diorite sills, quartz-fedspar porphyry and granodiorite batholiths, such as the Bourlamaque batholith, represent the most frequent type of instrusions. The regional metamorphic grade is at the greenschist level while locally the amphibolite facies might occur within the contact zone of large instrusive masses.

26. DEPOSIT TYPES

The Malartic Lakeshore property area is host to several types of mineral occurrences, gold being the dominant metal.

The Val d'Or-Malartic area is host to numerous gold deposits, producing and past-producing mines. A thorough description of such deposits is found in the MNRW document MM 91-03 (Sauvé P., Imreh L. and Trudel P., 1993). The information regarding the Lapa mine was obtained from Agnico Eagle's web site. A summary of several characteristic deposits of the area is presented below.

Norlartic mine

The Norlartic mine is located approximately 5 km south east of the Malartic Lakeshore property. Production was initiated in 1959 and in November 1966 the mine had produced 1.01 million tons of ore at grade of 4.70 g/t Au.

The mine is hosted in the basalts and komatiites of the Jacola Formation approximately 4 km to the north of the Cadillac fault. Two specific features dominate the local geology: the presence of very strong shear zones (among which the Norlartic or Norbenite zone) and swarms of intermediate to felsic dykes and sills injected within the shear zones or at their border; hence forming zones of combined shearing and intrusive activity. Ultramafic lavas constitute the dominant rock type and exhibit good spinifex textures. The rocks have been metamorphosed to the greenschist level.

The ore at the Norlartic mine is essentially hosted in the main microdiorite dyke or sill injected in the Norbenite shear. The dyke was mined across its entire 5 to 10 m width. The grade at 5.00 g/t Au was relatively low, but the width of the dyke allowed a relatively low cost operation. The emplacement of the mineralization is essentially the result of a competency contrast between the more competent micodiorite as opposed to the more ductile host rocks. The orientation of the mineralized zones is measured at 300° with a northeastern dip of 60°. It consist essentially in a multidirectional stockwork of quartz carbonate veins, tourmaline is scarce. Pyrite generally forms 0.5 to 5% of the mineralized zones but is particularly abundant at the immediate veins margins where it can form 5 to 20% of the rock mass on centimetric widths.

Marban mine

The Marban mine is located approximately 6 km south east of the Malartic Lakeshore property. Production was initiated in 1961 and lasted up to 1974, at which point the mine had produced 1.98 million tons of ore at grade of 5.27 g/t Au and 0.50 g/t Ag.

The Marban mine is located 1 km to the south-west of the Norlartic mine and is characterized by the presence of the Marbenite shear, a very strong shear zone sub-parallel to Norlartic mine Norbenite zone. It is also hosted in the Jacola Formation approximately 1 km to the north of the Kewagama Group and of the Cadillac fault. Mafic and ultramafic lavas constitute the dominant rock type and the rocks have been metamorphosed to the greenschist level.

The ore at the Marban mine is essentially hosted in the more deformed basalt units of the Marbenite zone. Less deformed bands do not contain ore. The mine comprises a dozen of individual parallel mineralized lenses designated by the letters A to J. The orientation of the mineralized zones is measured at 270° with a varying northern dip from 20° to 60°. The veins consist in a quartz-calcite assemblage with pyrite and pyrrhotite as principal sulfides minerals with a accessory chalcopyrite, ilmenite and native gold.

Lapa mine

Agnico Eagle's Lapa mine is located approximately 5 km west of the Malartic Lakeshore property and 11 km east of Agnico-Eagle's operations at LaRonde. The latest resource figures include 3,944,000 tonnes at a grade of 9.08 g/t Au (1,152,000 ounces Au) in the probable reserve category and 1,216,000 tonnes at a grade of 7.30 g/t Au (285,000 ounces Au) in the inferred resource category. The Lapa mine is now under construction with initial production expected in late 2008.

Gold mineralization on the Lapa property is spatially related to deformed zones within the Piché Group volcanic rocks. Gold mineralization is now known to occur in three styles – as quartz veins or cylindrically shaped sulphide mineralized pods following the fold planes, as tabular-shaped zones of mineralized quartz veins and veinlets within biotite-altered sulphide mineralized volcanic, or as biotite-mica altered zones associated with sheared feldspathic dykes. The Contact Zone in particular is located at the altered and weakly deformed north contact between the Piché Group and the Cadillac Group sediments. Mineralization typically presents itself as smoky blue-grey quartz veinlets with very fine sulphide disseminations and occasional fine free gold present in both the quartz and in the biotite-sericite altered deformed volcanic host rock. To date, a potentially economic lens of mineralization making up the Contact Zone has been traced for up to 600 m horizontally and over 900 m vertically. The zone itself is approximately 3 m in thickness along its eastern margin but reaches thicknesses of 8 m to 30 m along the western portion of the deposit. It is currently open at depth in all directions.

Sigma mine

Although located approximately 20 km to the south east of the Malartic Lakeshore property, a short overview of the Sigma mine is necessary given its dominant role in the Val d'Or area's mining history.

The first vein was discovered in 1933 and the initial drill holes were not impressive (Audet, 1979). An exploration shaft was sunk and a few drifts executed. Given the good potential the sinking of the principal shaft started in 1935. When the mill started operating in March 1937, proven reserves stood at 252,000 tons of ore. Production never ceased and on January 1st 1987 the mine had produced 19.2 million tons of ore at grade of 5.90 g/t Au. At that point, the proven and probable reserves stood at 4.5 million tons of ore at grade of 4.70 g/t Au.

The mine setting represents a classic Archean gold context. The Sigma deposit comprises a large number of rather narrow quartz veins which area essentially confined to a 450 m thick rock sequence bounded to the north and south by two east-west trending shear zones. The mine is hosted in the Val d'Or Formation which essentially consists in massive andesites. A very irregular porphyritic diorite unit injects the Sigma mine andesites. A quartz feldspar porphyry dyke swarm is injected in the productive area of the mine and, while predating the mineralization, shows a very close spatial relationship to it.

Three families of veins have been recorded: shear veins, sub-horizontal tension veins and dyke veins. The run of mine average grade is approximately of 4 to 6 g/t Au. Shear veins show a grade of 5 to 10 g/t Au and their width (2m) their continuity and favourable dip allow make for efficient mining. The tension veins are often very rich, showing grades between of 25 and 50 g/t Au but their narrow width increase the dilution. The dyke veins shows grades and width comparable to tension veins but due to their stockwork configuration, the dyke is mined as a whole.

A detailed description of the Malartic Lakeshore property gold occurrences is presented under the heading "– 5. History".

27. MINERALIZATION

The bulk of the auriferous mineralization previously recognized on the property is directly associated with the presence of quartz veins and is structurally controlled.

The auriferous mineralization is hosted in quartz-carbonate veins and veinlets which are locally tourmaline bearing. The sulfide mineralogy comprises 1-10% pyrite, traces to 2% chalcopyrite and traces to 2% galena. These auriferous veins are hosted in a major shear zone oriented at 135° with a steep southwestern dip and located within the locally highly sheared basalt and ultramafics units of the Dubuisson Formation.

The auriferous values are obtained in a shear zone injected with quartz veins and veinlets. This zone has been traced over a maximum distance of 2.4 km with a maximum width of 330 m.

Several sulfide-bearing quartz and quartz-carbonate veins were previously recognized on surface and were the object of diamond drilling. Two of these veins returned high grade gold values and were named "veine C" and "veine E" by the Groupe Minier Sullivan in 1982.

The "veine C" was recognized over a length of at least 61 m and a width varying between 0.82 and 1.28 m. This vein shows a dip of 40-45° towards the east and is discordant with the lithologies. It appears less mineralized then "veine E" with trace to 2% pyrite and trace to 1% chalcopyrite. The best grades were obtained in a hole drilled by Sullivan and stood at 1.56 g/t Au and 120.86 g/t Ag over 0.85 m.

The "veine E" was recognized over a length of 145 m and a width varying between 0.15 and 1.22 m. This vein shows a dip of 70-75° towards the south or the north and is slightly discordant with the lithologies. It appears more mineralized then "veine C" with 1 to 10% pyrite, 1 to 5% chalcopyrite and locally some argentite. The vein wall rock is injected with quartz-carbonate veinlets with trace de pyrite. The best grades were obtained by Ressources Vassan and stood at: 14.00 g/t Au over 0.91 m; 3.50 g/t Au over 2.44 m; 9.60 g/t Au over 4.57 m; and 8.10 g/t Au over 2.13 m.

28. EXPLORATION

No exploration has been performed by the Company.

29. DRILLING

No drilling was executed by the Company and previous drilling is discussed under the heading "– 5. History".

30. SAMPLING METHOD AND APPROACH

There were no systematic review of the sampling method and approach in the historical assessment works. It can however be stated that the sampling method and approach relied on core samples, channel samples and grab samples.

Samples taken in the context of an exploration program are usually assed by the fire assay method. A generic description of such a method is given below.

30.1 Fire assay analysis

The sample preparation procedure involves the crushing of the entire sample followed by quartering to obtain a representative 250 g sample which is entirely pulverized and out of which a 50 g sample is isolated for analysis by fire assay.

The samples were assayed by fire assay procedure Au-AA24. They are decomposed by Fire Assay Fusion and the analytical method employed is Atomic Absorption Spectroscopy (AAS).

A prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead.

The bead is digested in 0.5 ml dilute nitric acid in the microwave oven, 0.5 ml concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 ml with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards.

Method Code	Element	Symbol	Units	Sample Weight (g)	Lower Limit	Upper Limit	Default Overlimit Method
Au-AA24	Gold	Au	ppm	50	0.005	10.0	Au-GRA22

31. SAMPLE PREPARATION, ANALYSES AND SECURITY

All samples collected during the field visit were grab samples; they were assayed by standard fire assay analysis. The samples were collected with a geological hammer or sledge hammer for an average weight of 1 to 2 kg. A total of 6 samples were taken and numbered ML-PG-01 to ML-PG-05.

Samples were described, localised, numbered and immediately packed into plastic sample bags, along with a tag; sample bags are sealed and placed into larger bags which are then secured by plastic strip for transportation to commercial laboratories.

Accuracy and potential contamination of analytical procedure at the laboratory are monitored by introduction of blanks and blind certified reference standards into the sample stream. Usually a limited number of higher grade are checked by re-assaying.

32. DATA VERIFICATION

The verification of historical data is presented in the previous sections under the heading "– Malartic Lakeshore Property".

A field verification was executed by Mr. Philippe Giaro and Jeannot Théberge P.Geo., on August 19, 2007. The principal shears and outcropping veins were visited, sampled and photographed.

All samples collected during the field visit were grab samples; they were assayed by standard fire assay analysis. The samples were collected with a geological hammer or sledge hammer for an average weight of 1 to 2 kg. A total of 5 samples were taken and numbered ML-PG-01 to ML-PG-05. The samples descriptions are presented below.

ML-PG-01: 1.35 g/t Au -Quartz-chlorite vein; 5 to 15 cm in width; 130° @ subvertical and parallel to main schistosity; 2% chalcopyrite, <1% pyrite, < 1% galena.

ML-PG-02: 2.70 g/t Au -Quartz-chlorite vein; 10 to 25 cm in width; 140° @ subvertical and parallel to main schistosity; 2% pyrite, 1% chalcopyrite.

ML-PG-03: 407 ppb Au -Quartz vein; 20 cm in width; 148° @ subvertical and parallel to main schistosity; 3-5% coarse pyrite with cubes up to 5 mm, 1% chalcopyrite.

ML-PG-04: 679 ppb Au -Quartz-chlorite vein; up to 40 cm in width; 148° @ subvertical; <1% pyrite, trace chalcopyrite.

ML-PG-05: 155.34 g/t Au -Quartz vein float, angular, containing 2-3% chalcopyrite, 2% galena and 2% pyrite.

The samples were analyzed par fire assay by the Techni-Lab assaying laboratory in Ste-Germaine de Boulé, Québec.

33. ADJACENT PROPERTIES

The largest claim holders in the vicinity of the property are Niogold Mining Corporation which is very active in the area with the Marban and Camflo West projects and Northern Star Mining Corporation. A small Aur Resources Inc. property is located to the east and a property belonging to J.A.G. Mines Ltd. sits to the west.

34. MINERAL PROCESSING AND METALLURGICAL TESTING

The property is at an early stage of exploration and no systematic mineral processing or metallurgical testing has been performed.

35. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The property is at an early stage of exploration and no mineral resource or mineral reserve estimate has so far been performed.

36. OTHER RELEVANT DATA INFORMATION

No historical environmental liabilities were found to exist on the subject property. Nevertheless work permits are required for any construction of access for diamond drilling or stripping or trenching activities, or for clearing of lumber on the claim holdings. Usually, these permits are obtained rapidly and are part of typical procedure in order to carry out exploration.

37. INTERPRETATION AND CONCLUSIONS

The Malartic Lakeshore property is located in a favourable geological context for gold mineralization as demonstrated by the several adjacent mines and the previously discovered mineralization recorded in the historical work. The presence of a deformation corridor, of shear zones and associated faults with networks of quartz veins and veinlets and, especially the presence of thermodynamic elements such as a quartz-feldspar intrusive body, enhance the overall potential of the property.

Given the number of recorded shear zones and veins and the tendency of the latter to pinch and swell in three dimensions, all shears should be the object of specific attention and undergo detailed mapping and systematic diamond drilling.

It is worth keeping in mind that such shears host the bulk of the mineralization at the Norlartic and Marban mines. Moreover, the Lapa mine history shows that a systematic approach on structures such as shear zones can be rewarding. On the Lapa property exploration and development dates back to 1933 when mineralization was reported in the first drill holes that ever tested the property and a shaft was sunk in the eastern Zulapa portion of the current property. Despite sporadic production between 1937 and 1943, it took nearly 70 years from the first discovery to the delineation of a significant gold deposit.

In the light of these observations it is clear that a thorough systematic approach has to be implemented to fully develop the potential of the Malartic Lakeshore property.

38. RECOMMENDATIONS

38.1 Recommendations

In order to implement the conclusions presented in the previous section, a two phase program has to be executed:

1. Phase 1 essentially consist in a thorough surface work campaign.
2. Phase 2 consists in a diamond drill program.

These two phases of the recommended work program are to be executed in chronological order.

PHASE 1 - Surface work campaign

It is recommended that the following be executed.

- A thorough compilation all previous data.
- Trenching / stripping with a shovel / backhoe to meticulously exposed all shears and related veins.
- Detailed mapping and structural studies of previously and newly exposed areas.
- Channel sampling of the previously and newly exposed areas.
- Systematic sampling of all veins outcropping on surface.
- Analysis of several selected 50 kg surface samples of quartz veins to achieve a better understanding on the behaviour of the gold mineralization.
- Detailed ground geophysics in some key areas.

PHASE 2 – Diamond drilling program

It is recommended that the following be executed:

- A first pass 4,000 m diamond drill program to test new working hypothesis and freshly exposed mineralized veins.

38.2 Budget and work program

The following budget is proposed to implement the recommendations.

PHASE 1 - Surface work campaign

Compilation of historical data

1 Geologist (20 days @ $500/day)	$10,000.00
1 Drafting technician (20 days @ $300/day)	$6,000.00
Trenching / stripping	
Trenching and washing (all inclusive*): 40 days @ $1,750/day	$70,000.00

Detailed mapping and structural studies	
1 Geologist (30 days @ $500/day)	$15,000.00
1 Field technician (30 days @ $300/day)	$9,000.00
Channel sampling	
Channel sampling	
Geologist, Technician, equipment, assays: 10 days @ $1,500/day	$15,000.00
Mini bulk sampling	
50 kg sample analysis (8 analysis @ $1,000/sample)	$8,000.00
Ground geophysics	
Magnetic survey 25 m line spacing (10 km @ $100/km)	$1,000.00
Induced polarization survey (10 km @ $1,100/km)	$11,000.00
Sub-total Phase 1	**$145,000.00**
Contingency and administration (15%, rounded)	$21,000.00
Total Phase 1	**$166,000.00**

PHASE 2 – Diamond drilling program

Diamond drilling	
Detailed drilling on Malartic Lakeshore property	
NQ drilling (all inclusive**): 4,000 metres @ $125/m	$500,000.00
Sub-total Phase 2	**$500,000.00**
Contingency and administration (15%, rounded)	$74,000.00
Total Phase 2	**$574,000.00**
Preparation and final report	$25,000.00
Total Phase 1 + Phase 2	**$765,000.00**

** Includes permitting, trenching (all included), geologist, technician and analysis (comprising checks and metallic sieve analysis).*

*** Includes permitting, diamond drilling (all included), geologist, technician and analysis (comprising checks and metallic sieve analysis).*

Elwood Property

The Company can acquire a 100% interest in the Elwood property by fulfilling the conditions set out in a property option agreement entered into in March 2006 (as amended on September 20, 2007). In March of 2006, an option was granted to 6531199 Canada Inc. ("6531199") by the present owners of the Elwood property (the "Sellers") to acquire a 100% interest in such property. On September 20, 2007, an addendum to the original property option agreement was signed in order to amend the option payments as follows: (i) $110,000 on or before March 10, 2008; (ii) $40,000 and $70,000 in common shares of the Company on or before March 10, 2009; (iii) $40,000 and $70,000 in common shares of the Company on or before March 10, 2010; and (iv) $40,000 and $70,000 in common shares of the Company on or before March 10, 2011. In addition to the option payments, $50,000 in work must be spent on the property before December 31, 2007 and at least $100,000 before December 31, 2008. On October 5, 2007, the Company entered into an option transfer agreement with 6531199 pursuant to which the option to acquire a 100% interest in the Elwood property has been transferred from 6531199 to the Company. In exchange for the option payments already made, the work previously conducted on the Elwood property and the related expenses incurred by 6531199, the Company will issue 1,440,000 common shares at a price of $0.25 per share ($360,000) in favour of 6531199 as soon as possible after the date of the listing of the common shares of the Company on the TSXV. The Company shall be obligated to pay to the Sellers 2% NSR derived from operations on the Elwood property. The Company may, at any time, repurchase 1% of the NSR by paying the Sellers the amount of $1,000,000.

Area

The Elwood property consists in a contiguous area of 21 mining titles, 20 claims and 1 patented claim covering approximately 2208 hectares.

Location

The approximately 5 km (E-W) by 4 km (N-S) Elwood property area is centered more or less around 48° 34' N, 90° 8' 30"W using NAD 83 coordinates system. The local magnetic declination is 1° West.

The Elwood property covers approximately 2208 hectares in the Duckworth & Lamport townships, NTS 52B/9, 70 km west of the city of Thunder Bay, Ontario, directly south of the Lower Shebandowan Lake area. The Elwood property limits lie immediately East and South of the Shebandowan mine property.

The property is accessible by road from Trans-Canada Highway 11 to the Shebandowan Community, where the Shebandowan mine road joins secondary gravel roads heading further south. The Peetaiwai Lake road traverses the Elwood property from the north to the south. From the eastern area of the Elwood property, one can head east on a VTT trail, which becomes a gravel road at the I zone and ends up on Duckworth road.

Type of mineral tenure

The *Mining Act* (Ontario) (the "Mining Act") is the legislation which provides for acquiring land for mineral exploration and development. The Ontario government Ministry of Northern Development and Mines (the "MNDM") administers the Mining Act, which sets out rules for all aspects of mineral exploration and development.

A mining claim provides the claim holder the exclusive right to explore for those minerals. Exploration works must be performed in order to maintain the claims in good standing. This is called assessment work. This work must amount to at least $400 per claim unit (1 unit = 16 hectares) per year and be reported to the Mining Lands Section of the MNDM.

The claim holder's right is to explore for minerals on mining claims. Mining cannot take place until the claims are brought to lease. Mining leases are issued for the express purpose of undertaking mineral exploration, development or mining. The claim holder is entitled to a lease upon fulfilling the requirements of the Mining Act.

Preliminary exploration may include the following activities:

1. Various ground surveys within control grids, such as geological mapping and geophysical/geochemical surveys.
2. Airborne geophysical surveys.
3. Limited stripping and trenching.
4. Limited bulk sampling.
5. Various forms of drilling.

The Elwood property may involve some types of work listed as Advanced Exploration Works in the Mining Act regulations, such as:

1. Excavation of material in excess of 1,000 tonnes.
2. Surface stripping on mining lands where the surface area over which the surface stripping is carried out is greater than 10,000 square metres, or where the volume of surface stripping is greater than 10,000 cubic metres, except where all of the following are satisfied:
   a) surface stripping is carried out in two or more separate areas on the mining lands;
   b) the edges of each area where surface stripping is carried out are separated by a minimum of 500 metres;

c) in each area where surface stripping is carried out, the surface area over which the surface stripping is carried out is not greater than 10,000 square metres, and the volume of surface stripping is not greater than 10,000 cubic metres.

3. Surface stripping on any mining lands of an area in excess of 2,500 square metres or volume in excess of 2,500 cubic metres, if any of the activity occurs less than 100 metres from a body of water.

Claim status

Land tenure

One mining title, TB 8508, is a lease hold patent which includes land tenure. The 20 other mining titles cover Crown land. Mining title holders who comply with the Mining Act regulations, must apply to obtain a mining lease prior to production.

The location of all known mineralized zones

The International Nickel Company produced detailed compilation maps including the showings discovered in the easternmost area of the actual Elwood property, extending eastward onto what is actually Mengold Resources Inc.'s Gold Creek property.

No mineral resources, mineral reserves and mine workings, existing tailing ponds, waste deposits and important natural features and improvements are currently defined within the Elwood property limits.

The Inco Shebandowan mine immediately west has stopped its operation.

No other showings or deposits have been recorded elsewhere on the Elwood property.

Royalties, back-in rights, payments or other agreements and encumbrances.

As of October 5, 2007, 6531199 and the Company signed a contract to reassign the Elwood property option agreement and the September 2007 addendum from 6531199 to the Company.

Previously, in March 2006, 6531199 had signed an option agreement with the title holders of the Elwood property: Mrs. Jeannette Anne Lynn Patola, Mr. Burt Sigmund Haavaldsrud; Mrs. Patola represented both Mr. Wayne Bahlieda and Mr. Eugene Starr succession.

In May 2007, Mr. Karl Bjorkman was contracted by 6531199 to stake the area corresponding to Claim TB 4214201, this claim which was part of the Elwood property had lapsed and had to be repossessed. Claim 4214201 is now the property of the Company and will be transferred back to Elwood property title holders in the event that the October 2007 agreement is cancelled or not fully exercised.

Firm work commitment totalling $250,000 was agreed upon in March 2006 (as amended on September 20, 2007). Of this amount, 6531199 has already spent $100,000 on the property.

Environmental liabilities and permits

To carry out exploration work on the mining claims, there is no environmental obligation required other than to respect the exploration regulations; as to obtain authorization from the Ontario Ministry of Natural Resources to open path for the drilling equipment.

To carry out advanced exploration works as described above, further permitting is required as defined in Part VII of the Mining Act.

Accessibility, climate, local resources, infrastructure and physiography

The Elwood property area is on broad and gently rolling topography. The Elwood property is located at the westernmost extremity of the Great Lakes / St. Lawrence drainage bassin, whereas Lake Shebandowan waters flow north to the Hudson Bay. The Elwood property area is drained by and a number of small creeks flowing into the Gold Creek which flows into the Matawin River further east.

The property has elevations of 440 metres to 510 metres with topography trending east-west and contours in certain areas ending abruptly in a northeast trend coincident with cross cutting structural features. The property has good outcrop exposure on higher ground and in lower areas glacial till and overburden covers the outcrops. In the area glacial transports confirmed by glacial striae trending at 170°.

The closest airport with commercial flights is the Thunder Bay International Airport (YQT). The Canadian National Railway mainline passes north of Lake Shebandowan. The major public roads in the area are Highway 11, and secondary Highways 586 and 802. Highway 11 runs along the northern edge of Lake Shebandowan. The Shebandowan Mine road is a paved road that accesses the mine site south of Lake Shebandowan.

From the Shebandowan Mine road, we can traverse the property, North to South on the gravelled Peetawaï Lake road, where a large conduit allow to cross the Gold Creek.

The property can also be accessed from the East, along gravelled road and ATV trails built by Inco in the 1980's and 1990's from the Duckworth road.

As noted in Chapman and Thomas (1968), the climate of the Shebandowan Lake area is described as "modified continental". Modified continental climates are those which have a mean temperature difference of 30° Celsius or more between summer and winter. The Planning Area is located in the Height of Land climatic region. This region is marked by a pattern of relatively low winter and high summer precipitation.

In winter, the climate is much colder with temperature varying between -35° C and 0° C.

Most mining services can be found in Thunder Bay, a city of 113,000, including diamond drill contractors, geologists, prospectors, geophysical contractors, assay laboratories, specialized equipment supply, etc.

Geological setting

The Superior Province

"The Archean Superior Province represents the mining heartland of Canada, hosting major camps in the Abitibi district of Ontario-Québec and Red Lake region of western Ontario. The Superior Province forms the core of the North American continent. Current views regard the Superior Province as a collage made up of small continental fragments of Mesoarchean age and Neoarchean oceanic plates, with a complex history of aggregation between 2.72 and 2.68 Ga and subsequent post-orogenic effects. Sedimentary rocks as old as 2.48 Ga unconformably overlie Superior Province granites, indicating that most erosion had occurred prior to ca. 2.5 Ga" (Percival, 2006).

Wawa Sub-province

Most workers accept a correlation between the Wawa and Abitibi subprovinces across the transverse Kapuskasing uplift. Within the Wawa subprovince, volcanism appears to have begun with the 2.89-2.88 Ga Hawk assemblage. The 2.775 Ga Hemlo-Black River, 2.745 Ga Wawa and 2.72 Ga Greenwater and Manitouwadge assemblages indicate an oceanic setting, the latter contains significant massive sulphide mineralization (Corfu and Stott, 1986; Sage et al., 1996a, b; Williams et al., 1991). Polat et al. (1999) reported a variety of oceanic magma types from the Schreiber belt, and interpreted the belt as a tectonic mélange (Polat et al., 1998; Polat and Kerrich, 1999; 2001).

Relatively late-stage volcanism at ca. 2.695 Ga took place during D1 thrusting. Subsequent calc-alkalic to alkalic magmatism (ca. 2.689 Ga; Corfu and Stott, 1998b) and associated coarse clastic sedimentation (Timiskaming type; <2.689 Ga) was followed by emplacement of sanukitoid plutons (2.65-2.68 Ga) and dextral transpressive D2 deformation.

Mineralization occurs in two main regions: the Michipicoten-Mishubishu belt in the Wawa area, and the Shebandowan-Schreiber belt to the west.

The Shebandowan-Schreiber mineral belt hosts important gold, iron, volcanic hosted massive sulphide (e.g. Manitouwadge; Zaleski et al., 1999; Peterson and Zaleski, 1999) and intrusion hosted Ni deposits. The most significant is the Hemlo gold camp, a large disseminated deposit (Muir, 2003) in a strongly deformed, ca. 2.693-2.685 Ga volcano-sedimentary sequence of probable Timiskaming affinity (Davis and Lin, 2003). Gold was deposited during D2 sinistral wrench deformation between 2.680 and 2.677 Ga (op. cit.), likely from fluids derived from granitoid rocks (Percival, 2006).

Local Geology

The Matawin Gold Belt is made up of two thick sequences of Timiskaming metasediments lying unconformably within Keewatin volcanic sequences. The sedimantary rocks comprise argillite, greywacke, quartzite and conglomerate forming shallowly east-plunging synforms marked by unconformable contacts. Rocks are predominantly non-to weakly foliated, displaying well-preserved primary structures. The Keewatin metavolcanics are made up primarily of well preserved mafic to felsic flows, with minor pyroclastic units. Regionally the metamorphic grade is greenschist facies, with amphibolite facies metamorphism occurring at the margins of larger intrusions.

The Elwood property occurs in the Shebandowan greenstone belt with mafic volcanic-tuffs and granodioritic intrusions in the center portion followed by Temiskaming sediments to the south.

Mineralization

Inco brought the Shebandowan Mine into production in 1971 and operated the facility until 1998, with the exception of one temporary closure (1992-1995). During its lifespan, roughly 9.4 million tonnes of ore were processed to extract a nickel-copper concentrate, which was trucked in slurry form to Copper Cliff Ontario for further processing.

Exploration

At present, the Company has not explored the Elwood property. Work reports for previous exploration executed by 6531199 have been filed with the MNDM. No new work is being presented other than the samples from the property visits.

Drilling

The Company did not complete any drilling since the signature of the option transfer agreement with 6531199. The Company has access to the core of drill holes completed by 6531199 in 2006.

Other Properties

The following is a summary of the Company's other gold and base metal exploration properties.

Lac Fortune West Property

The Company will acquire the Lac Fortune West property from Searchgold prior to the closing of the Offering.

Location

The property is located approximately 25 km west of the town of Rouyn-Noranda in the Abitibi area of Northwestern Québec. It is easily accessible by national road 117 which passes just south of the property.

Description

The Lac Fortune West property is a 17 claim property under 100% ownership by Searchgold. A 1.5% NSR is payable to the previous owner.

Geology

The property is situated in Abitibi greenstone belt, a world famous geological province. The rocks of the area are Archean in age and are part of the Blake River Group, a east-west trending, differentiated volcanic sequence, bounded to the north by the Destor and Parfourou faults and by the Cadillac fault to the south. The Blake River volcanic pile comprises mafic and felsic flows and their associated volcaniclastic rocks. The mafic flows most often exhibit pillow textures while the felsic flows, tuffs and agglomerates form units of varying width intercalated between the mafic flows.

Several intrusive bodies (dykes, stocks or sills) of granodioritic composition transect the volcanic rocks of the area which are also intruded by three syenitic stocks: the Aldermac syenite to the north-east; the Baie Renault massif to the west and the lac Renault stock to the south-east. The principal megastructures affecting the rocks of the area are the Cadillac fault to the south, the Francoeur-Wasa shear towards the center and the Beauchastel and Ruisseau Horne faults at the center and to the north-east.

At the level of the property, the southern part of the claim block comprises the Cobalt Group proterozoïc sediments composed of wackes and polygenic conglomerates; these rocks are subhorizontal and are discordant with the Archean units. North of the sediments, Archean rocks are represented by andesitic flows transected by a diorite and a rhyolite unit.

Mineralization

Mining activities in the area were initiated in the early 1900's with the discovery of the small Lac Fortune deposit located about 2 km east of the property. The past producing Kerr Addison mine, which produced 10 million ounces of gold, is located 15 km to the west along the Cadillac-Larder Lake Break.

The closest source of mineralization consists in a series of mines located on the Francoeur-Wasa shear zone located just north of the property.

The Francoeur mine is part of a group of 11 similar deposits located within the Francoeur-Wasa shear zone. From west to east they are: Francoeur #3, #2, et #1; Arntfield #1, #2, et #3, main zone, zones #1 and #2 of the Wasamac mine; and the Wingate prospect. The four principal deposits located in the west part of the Francoeur-Wasa shear and situated to the north-east of Lac Fortune West property (Francoeur #1, #2, #3 et #8) produced, from 1938 to 1989, a total of 174,964 ounces of gold from 1,220,909 tons of ore at an average grade of 6.98 g/t Au.

The South King zone is located on the Lac Fortune West property, less than 2 km south west of the Francoeur # 3 orebody, and shows similarities with the Francoeur deposits.

A first diamond drilling program targeting mainly the West and East sectors of the Lac Fortune West property was executed by Searchgold during the 2004-2005 winter season and returned encouraging gold grades : in the West sector, the Main zone returned grades of up to 11.89 g/t Au on lengths of up to 2.3 m while in the East sector were intersection of 2.5 g/t Au over 4.1 m was returned from hole LF-04-19.

Following this first drilling campaign, a preliminary compilation of previous data highlighted the following similarities between the East Sector and the Francoeur deposit:

- Moderate to strong dip towards the south for the mineralization.
- Presence of red colored felsic intrusive bodies.
- Presence of breccia textures some facies.
- Pervasive hematite alteration.

The East sector was then renamed "South King Zone".

In the fall 2005, a second diamond drilling program was executed on the Lac Fortune West property specifically targeting the South King zone. The program consisted in 28 holes totaling 2,917 m and the strategy of the program was to drill short vertical holes on 25 m centers to properly test the geometry and grade of the mineralization. A total of 22 such short holes were drilled near the center of the South King zone for a total of 1,888 m. The highlights of these holes are:

- FOR-05-07: 855.58 g/t Au over 0.35 m from 29.83 to 30.18 m, 0.92 g/t Au over 0.83 m from 45.62 to 46.45 m and 60.43 g/t Au over 0.27 m from 69.18 to 69.45.
- FOR-05-08: 1.74 g/t Au over 6.20 m from 40.82 to 47.02 m.
- FOR-05-09: 0.95 g/t Au over 14.05 m from 30.95 to 45.00 m (including 1.48 g/t Au over 7.32 m from 32.39 to 39.71 m).
- FOR-05-12: 1.02 g/t Au over 11.43 m from 73.90 to 85.33 m.
- FOR-05-20: 1.83 g/t Au over 10.94 m from 72.50 to 83.44 m in hole (including 11.42 g/t Au over 1.50 m from 77.14 to 78.64 m).

A total of 5 holes were drilled to test the eastern extensions of the South King zone for a total of 780 m. The highlights of these holes are:

- FOR-05-16: 16.81 g/t Au over 0.50 m from 42.23 to 42.73 m.
- FOR-05-23: 1.91 g/t Au over 2.57 m from 50.45 to 53.02 m and 5.37 g/t Au over 0.80 m from 51.75 to 52.55 m.

These most recent drill results clearly indicate:

- Mineralization associated with a southerly dipping felsic intrusive hosted in a north dipping gabbro.
- Hematite and fuchsite alteration associated with shearing and gold mineralization.
- Presence of mineralization in the range of 1 g/t Au over broad intervals (+ 10 m).
- Presence of very high grade zones associated with fractures on the border of the felsic intrusive.
- Extension of known mineralization towards the east.

Belleterre Property

The Company will acquire the Belleterre property from Searchgold prior to the closing of the Offering.

Location

The property is located approximately 2.5 km to the west of the town of Belleterre in the Témiscamingue area of Northwestern Québec. It is easily accessible by national road 382 which crosses the property.

Description

The Belleterre property consists of two contiguous properties. The Lac Chevrier property is an eight claim property under 100% ownership by Searchgold. The Blondeau-Guillet property is a 155 claim property under option with Niogold Mining Corporation. According to the option agreement dated June 20th 2006, Searchgold can acquire a 70% interest over three years by paying Niogold a total of $50,000, issuing Niogold a total of 750,000 common shares and by incurring a total of $620,000 in exploration expenditures. Following the acquisition of a 70% interest by Searchgold, a joint venture (JV) will be formed between both parties to further develop the property. A 1% to 2% NSR is payable to previous owners.

Searchgold has now fulfilled its first year commitments on the Blondeau-Guillet property, paid Niogold a total of $50,000 and issued Niogold a total of 750,000 common shares.

Geology

The Belleterre property is situated in the Belleterre greenstone belt, a classic Archean greenstone belt of the Canadian Shield. The world famous Cadillac fault, a major feature of the Abitibi greenstone belt, is located approximately 100 km north of the Project. The Belleterre Belt is part of the Baby-Belleterre Belt, which extends for nearly 60 km, east-west, is up to 5 km wide and comprises mostly volcanic rocks.

The Belleterre greenstone belt has an overall crescent shape and arcs around a major tonalitic pluton located towards the west. The dominant rock type are volcanic flows, intermediate to mafic in composition locally intercalated with gabbro and diorite sills and narrow bands of volcaniclastic rocks and terrigenous sediments. Lamprophyre and quartz porphyry dykes are intruded throughout the belt. The rocks are metamorphosed to the greenschist metamorphism grade as evidenced by the pervasive presence of chlorite and biotite.

Mining exploration activities in the Belleterre area started in 1934 with the discovery of the Belleterre mine bearing quartz veins located about 5 km east of the property. The mine operated from 1936 to 1959 and produced over 960,000 ounces of gold form ore grading an average of 13.7 g/t Au. To this day, it is the only gold mine which operated on a commercial basis in the area.

Ninety percent of the gold production from the Belleterre area came from the Belleterre mine # 12 vein. The maximum known horizontal length of the # 12 vein was 975 m and by 1948 it had been traced to a vertical depth of 460 m with an average width of 1.0 to 1.2 m.

In July 2005, a NI 43-101 technical report was prepared for Blondeau-Guillet on behalf of Niogold. A review of the historical work indicates that known gold occurrences are in excess of ten and the auriferous mineralization is associated with quartz veins, shear zones and iron formations. Among these are the Vein # 1 and Vein # 3 occurrences located in the north-east part of the property and which are the only targets worked so far by Searchgold.

A first diamond drilling program targeting Vein # 3 on the Lac Chevrier property was executed during the 2005-2006 winter season and returned encouraging gold grades at depth with intersections of 18.21 g/t Au over 0.33 m and 16.81 g/t Au over 0.40 m.

Following the acquisition of the Blondeau-Guillet option, a surface mapping and sampling program was executed in the area of Vein # 1 and Vein Chief in the summer of 2006. These two veins are located in the eastern extension of Vein # 3 and needed to systematically be investigated at depth by drilling.

In the fall 2006, a second diamond drilling program targeting mainly the Vein # 1 and Vein # 3 occurrences returned gold grades at depth with intersections such as 4.64 g/t Au over 0.70 m and 3.75 g/t Au over 1.09 m.

Relationship with Searchgold

Searchgold is currently the principal shareholder of the Company. Following the completion of the Searchgold Distribution, a maximum offering and the acquisition by the Company of the Lac Fortune West and Belleterre properties, Searchgold will own approximately 10.1% of the Company's common shares, and the shareholders of Searchgold will own in the aggregate approximately 30.1% of the Company's common shares. In the event of a minimum offering, these percentages would increase to 14.1% and 41.8%, respectively. See "Principal Shareholder".

Messrs. Philippe Giaro and Denis Tremblay, two of the Company's executive officers and directors, are also directors and, respectively, the President and Chief Executive Officer and Vice-President and Corporate Secretary of Searchgold. Mr. Florent Baril, a director of the Company, is also a director of Searchgold and Mr. Roy Corrans, a director of the Company, is also a special advisor to the Board of Directors of Searchgold.

The Company shares office facilities in Montréal, Québec with Searchgold, whose head office is located in the same building. Accordingly, the Company shares certain support services with Searchgold, primarily administrative and logistics.

At the time of the Company's incorporation, it issued 6,345,009 common shares to Searchgold for consideration of $100. The Company will also enter into an agreement with Searchgold with respect to the acquisition by the Company of the Lac Fortune West and Belleterre properties.

USE OF PROCEEDS

The estimated net proceeds to the Company from the Offering will be $1,414,775 in the event of a minimum offering and $3,100,025 in the event of a maximum offering, after deducting, in both cases, the Agent's fee and the expenses of the Offering. If warrants are exercised, the Company will add the proceeds to its working capital. The Company intends to use the net proceeds as follows.

	Minimum Offering	Maximum Offering
Exploration work – Forsan property	$906,750	$1,000,000
Exploration work – Malartic Lakeshore property	$166,000	$765,000
Cash payments – Forsan property(1)	$50,000	$50,000
Cash payments – Malartic Lakeshore property(1)	$10,000	$10,000
Unallocated working capital	$282,025	$1,275,025
Total	$1,414,775	$3,100,025

Note:

(1) Those payments are required to be made pursuant to the terms of the property option agreements entered into in October 2007.

Given the nature of exploration work, it should be noted that re-allocation of the amounts mentioned above could become necessary under certain circumstances, especially based on the results obtained in carrying out the above-mentioned work, provided that such exploration work being eligible as Canadian Exploration Expenses ("CEE") which allow for deductions of 150% at the Québec level and 100 % at the federal level in addition to a 15% investment tax credit at the federal level and subject to the proceeds arising from the subscription for "flow-through" common shares included in the Units A being incurred as CEE by the latest on December 31, 2008.

SELECTED FINANCIAL INFORMATION

	For initial period of 54-day ended September 30, 2007
Earnings and Deficit Statement Data	
Professional fees, net loss and deficit	$3,006

	As at September 30, 2007
Balance Sheet Data	
Sales taxes receivable	$5,246
Deferred charges	$36,381
Total assets	$41,627
Accounts payable and accrued liabilities	$3,440
Loan from the parent company	$41,093
Total liabilities	$44,533
Capital stock	$100
Deficit	$(3,006)
Shareholder's deficiency	$(2,906)

MANAGEMENT'S DISCUSSION AND ANALYSIS

Basis of Presentation

The following discussion and analysis of the Company's financial condition and results of its operations for the period ended September 30, 2007 should be read in conjunction with the Company's audited financial statements contained elsewhere in this prospectus. See "Risk Factors" for a discussion of the risks inherent in the business of the Company, which may also affect its continuing financial condition, cash flows and operating results.

Overview

Since incorporation the Company has had no operation other than those referred above.

Subsequent to the end of the period, the Company entered into three option agreements to acquire, from arm's length parties, the Elwood, Malartic Lakeshore and Forsan properties.

Elwood property

As of October 5, 2007, the Company entered into one option agreement to acquire a 100% interest in the Elwood property, located in Duckworth and Lambert townships in the province of Ontario. This property consists in 21 claims which cover a total area of 2,208 hectares and the 100% interest will be earned over a four-year period by paying a total of $230,000 in cash and $210,000 in shares of the Company, by issuing a total of 1,440,000 of the Company's shares and by incurring a total of $150,000 in exploration expenses. A 2% net smelter return derived from operations on the property is payable to the seller. The Company may, at any time, repurchase 1% of the net smelter return by paying the seller the amount of $1,000,000.

Malartic Lakeshore and Forsan Properties

As of October 5, 2007, the Company entered into two option agreements to acquire a 100% interest in two properties located in the Malartic and Vauquelin townships in the province of Québec. These properties consist in 72 claims which cover a total area of 1,762 hectares and the 100% interest will be earned over a three-year period by paying a total of $155,000 in cash, by issuing a total of 1,650,000 of the Company's common shares and by incurring a total of $750,000 in exploration expenses. An additional 550,000 common shares could be issued at any time in the event that measured and indicated resources representing a metal content of 250,000 ounces of gold or more could be defined and validated and

550,000 shares at any time in the event that measured and indicated resources representing a metal content of 500,000 ounces of gold or more could be defined and validated. The vendor will retain a 2% net smelter return. In the event that commercial production would be achieved on the property, the Company will have the right to purchase the net smelter return held by the vendors for $2,000,000.

Lac Fortune West and Belleterre Properties

Prior to the closing of the Offering, the Company will enter into an agreement with Searchgold with respect to the acquisition by the Company of the Lac Fortune West property and Belleterre property, for which the Company will issue 2,134,984 common shares to Searchgold.

Period Ended September 30, 2007

For the period ended September 30, 2007, the Company had expenses of $3,006.

Liquidity and Capital Resources

To date, the Company's limited operations have been funded by Searchgold. In November 6, 2007, the Company raised gross proceeds of $262,500 through the issuance by way of private placement of an aggregate of 1,050,000 common shares. The shares were issued to an aggregate of 23 investors at a price per share of $0.25.

The Company believes that its existing cash and working capital, in conjunction with the amount to be raised pursuant to the Offering, will be sufficient to fund its short-term capital and liquidity needs, which include the potential acquisition of mining properties.

Contractual Obligations

As at September 30, 2007, the Company did not have any contractual obligation.

DIVIDEND POLICY

The Company's policy consists in retaining its earnings in order to finance future growth. Therefore, the Company has no intention of paying any dividends in the foreseeable future. Any future decision to pay cash dividends will be left to the discretion of the Board of Directors and will depend on the Company's financial position, its operating results and its capital requirements as well as on such other factors that the Board of Directors may consider relevant.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material provisions which attach to the classes of shares of the Company's capital stock and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares. The Company is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. As at the date hereof, 7,395,009 common shares are issued and outstanding.

Common Shares

Voting Rights

The common shares entitle the holders thereof to one vote per share at meetings of the Company's shareholders.

Payment of Dividends

Subject to the prior rights of any other shares ranking senior thereto, the holders of the Company's common shares are entitled to receive any dividends that may be declared by the Board of Directors.

Distribution of Assets Upon Winding-Up

Subject to the prior rights of any other shares ranking senior thereto, the holders of the Company's common shares are entitled to receive all of the Company's property and net assets available for distribution in the event of the Company's liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of the Company's assets among its shareholders for the purpose of winding-up the Company's affairs.

Preferred Shares

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by the Board of Directors. There are no voting rights attached to the preferred shares except as prescribed by law. The preferred shares will rank ahead of the Company's common shares with respect to the return of capital in the event of the Company's liquidation, dissolution or other distribution of the Company's assets for the purpose of winding-up its affairs. There are no preferred shares currently issued and outstanding.

CAPITALIZATION

The following table sets out the Company's capitalization as at September 30, 2007 and as at September 30, 2007, as adjusted to give effect to: (i) a minimum offering; and (ii) a maximum offering, in both cases taking into account the acquisition by the Company of the Lac Fortune West and Belleterre properties and the private placement effected by the Company in November 2007:

	Authorized	As at September 30, 2007	As at September 30, 2007, as adjusted for Minimum Offering	As at September 30, 2007, as adjusted for Maximum Offering
Common shares and warrants	unlimited	$ 100 (6,345,009 shs.)	$ 2,646,096 (15,185,993 shs.)	$ 4,518,596 (21,097,993 shs.)
Deficit		$ (3,006)	$ (3,006)	$ (3,006)
Shareholders' equity (deficiency)		$ (2,906)	$ 2,643,090	$ 4,515,590

CHANGES TO SHARE AND LOAN CAPITAL

There have been no material changes to the Company's share or loan capital since September 30, 2007, the end of its last fiscal period, other than as set out in this prospectus under the headings "Business of the Company – History" and "Prior and Future Sales".

PRINCIPAL SHAREHOLDER

The following table sets out the name of each person who, to the knowledge of the Company, directly or indirectly, owns of record or beneficially, or exercises control or direction over more than 10% of the common shares of the Company, before the Offering, the Searchgold Distribution and the acquisition by the Company of the Lac Fortune West and Belleterre properties.

Name and municipality of residence	Type of ownership	Number of shares	Percentage
Searchgold Resources Inc. .... Montréal, Québec	Of record and beneficial	6,345,009	85.8%

After giving effect to a maximum offering, the Searchgold Distribution and the acquisition by the Company of the Lac Fortune West and Belleterre properties, the Company expects that Searchgold will own 2,134,984 common shares, representing 10.1% of the shares that will be issued and outstanding, which percentage would increase to 14.1% in the event of a minimum offering.

As of the date of this prospectus, the directors and executive officers of the Company did not beneficially own, directly or indirectly, or exercise control or direction over any of the outstanding common shares of the Company, except for Mr. Philippe Giaro, President of the Company, who owns 60,000 common shares.

ESCROWED SECURITIES

The following table sets out the number of common shares that will be held in escrow pursuant to National Policy 46-201 Escrow for Initial Public Offerings ("NP 46-201") after giving effect to: (i) a minimum offering; and (ii) a maximum offering in both cases taking into account the Searchgold Distribution and the acquisition by the Company of the Lac Fortune West and Belleterre properties:

Name and municipality of residence of shareholder	Number of common shares	% of class (Minimum Offering)	% of class (Maximum Offering)
Searchgold Resources Inc. .... Montréal, Québec	2,134,984	14.1%	10.1%

All of the foregoing common shares will be deposited with Computershare Investor Services Inc. under an escrow agreement to be entered into on or before the closing of the Offering (the "Escrow Agreement"). Escrow restricts the ability of holders to deal with their escrowed securities while they are in escrow. The Escrow Agreement sets out these restrictions. Except to the extent that the Escrow Agreement expressly permits, a shareholder whose securities are subject to escrow cannot sell, transfer, assign, mortgage, enter into a derivative transaction concerning, or otherwise deal in any way with the escrowed securities or any related share certificates or other evidence of the escrowed securities.

Under the Escrow Agreement, 10% of the escrowed common shares will be released from escrow on the date of listing of the Company's common shares on the TSXV (the "Initial Release") and an additional 15% of the escrowed shares will be released six months, twelve months, 18 months, 24 months, 30 months and 36 months following the Initial Release.

The foregoing schedule for release of the escrowed shares assumes that the Company will be listed on Tier 2 of the TSXV. If the Company meets the Tier 1 minimum listing requirements of the TSXV at any time prior to the expiry of the Escrow Agreement, the release of the escrowed shares will be accelerated. If the Company becomes a Tier 1 issuer within 18 months of the Initial Release, all escrowed shares that would have been released to that time, if the Company were an "established issuer" (as defined in NP 46-201) on its listing date, will be released immediately, and the remaining escrowed shares will be released in equal instalments six months, twelve months and 18 months after the Initial Release. If the Company becomes a Tier 1 issuer more than 18 months after the Initial Release, all of the remaining escrowed shares will be released immediately. The foregoing accelerated escrow release will not commence until an application to the TSXV for listing as a Tier 1 issuer has been made and the TSXV has issued a bulletin that announces the acceptance for listing of the Company's common shares on Tier 1 of the TSXV.

DIRECTORS AND EXECUTIVE OFFICERS

The name, municipality of residence and the position held with the Company as well as the principal occupation of each of the directors and executive officers of the Company are as follows:

Name, age and municipality of residence	Position held	First year as director	Principal occupation
Philippe Giaro (43).. Louvain-la-Neuve, Belgium	President, Chief Executive Officer and Director	2007	President Searchgold Resources Inc. (exploration company)
Denis Tremblay[(1)](42)....................................... Lasalle, Québec	Chief Financial Officer and Director	2007	Vice-President Searchgold Resources Inc. (exploration company)
Florent Baril[(1)] (75)... Boucherville, Québec	Director	2007	President, Bumigeme Inc.
Roy Corrans[(1)] (65).. Sedgefield, South Africa	Director	2007	Geological Consultant

(1) Member of the Audit Committee.

The term of office of each director expires at the next annual meeting of shareholders of the Company.

As at the date of this prospectus, to the best of the Company's knowledge, the directors and executive officers of the Company do not own, directly or indirectly, or exercise control or direction over any of the issued and outstanding common shares of the Company, except for Mr. Philippe Giaro, President of the Company, who owns 60,000 common shares.

As at the date of this prospectus, after giving effect to a maximum offering, the Searchgold Distribution and the acquisition by the Company of the Lac Fortune West and Belleterre properties, to the best of the Company's knowledge, the directors and executive officers of the Company will own, directly or indirectly, or exercise control or direction over 1.3% of the issued and outstanding common shares of the Company, which percentage would increase to 1.7% in the event of a minimum offering.

Messrs. Philippe Giaro and Denis Tremblay, two of the directors and executive officers of the Company, are also directors and the President and Chief Executive Officer and Vice-President and Corporate Secretary, respectively, of Searchgold. Mr. Florent Baril, one of the directors of the Company, is also a director of Searchgold and Mr. Roy Corrans, a director of the Company, is also a special advisor to the Board of Directors of Searchgold. Potential conflicts of interest may result from the fact that Messrs. Giaro and Tremblay are directors and executive officers of both companies, that Mr. Florent Baril is a director of both companies and that Mr. Roy Corrans acts as a special advisor to the Board of Directors of Searchgold. See "Business of the Company - Relationship with Searchgold".

During the last five years, the directors and executive officers of the Company have been engaged in their current principal occupations or in other capacities with the companies or firms indicated opposite their names or with related or affiliated companies, other than as set out below.

The following is a summary of the relevant experience of the Company's four directors and executive officers:

Philippe Giaro, President, Chief Executive Officer and Director

Philippe Giaro is the President, Chief Executive Officer and a director of Searchgold. Mr. Giaro is a graduate in geology from McGill University in Montreal, Québec, where he received an Honours B.Sc diploma in 1984. He possesses a solid background in mineral exploration acquired through his involvement in exploration and development projects for various commodities, with an emphasis on gold, in North and South Africa.

From 1984 to 2000, he held various positions from geologist and project manager for junior and major mining houses such as Cogema Resources Inc. and Falconbridge Limited to Vice-President Exploration of a Canadian listed junior exploration company, Dianor Resources Inc. Between 2000 and 2005, Mr. Giaro has been actively involved in commercial development and project management for a Belgian based engineering firm, Basse Sambre ERI, with a geographical focus on Europe, North Africa and the Middle East. Since 2005, Mr. Giaro has been successively Vice-President Exploration and President of Searchgold. Mr. Giaro will devote approximately half of his time to the business and affairs of the Company.

Denis Tremblay, Chief Financial Officer and Director

Mr. Tremblay completed a B.A. in Economics from Laval University in Québec City and holds, since 1997, the positions of Vice-President, Corporate Secretary and Director of Searchgold. Previously, he worked for the Royal Bank of Canada for two years as an account manager, shortly after he was appointed Vice-President, Investor relations for Renmark Financial Communications Inc. and in 1999, he founded AGM Corporate Services Inc., an advisory firm offering strategic and specialized management services to publicly traded companies. Mr. Tremblay will devote approximately half of his time to the business and affairs of the Company.

Florent Baril, Director

Mr. Baril is a metallurgical engineer specialized in mining operations and ore treatment. He has more than 45 years of experience, including 25 years in Canadian mining companies at different levels (metallurgist, mill manager, mine manager, etc.) and more than 25 years as a consultant for engineering firms in Montreal.

During these years, he was responsible for the start-up of mining operations and for the construction and expansion of many concentrators for precious metals, base and industrial metals. He directed a minimum of 10 pre-feasability and feasibility studies for mining projects in Canada, South America, Mexico, North and West Africa, for Canadian and foreign and for international organizations such as the World Bank, the African Bank of Development and the Canadian International Development Agency (CIDA).

Mr. Baril is the President and founder of Bumigeme Inc., a Montreal-based engineering firm that operates at the national level as well as on the international scene. He is also a board member for two publicly traded Canadian mining companies.

Roy Corrans, Director

Mr. Corrans has over 36 years of experience in base metals, precious metals, uranium and industrial minerals exploration, evaluation and mining across Africa gained with the major international mining group, Anglo American plc. From 1987 to the end of 2001, while with them, he held the positions of General Manager Exploration / Consulting Geologist and Senior Vice-President Exploration. He has since worked as a consultant and added to his extensive international work experience in Africa, North America, Australasia, Europe and the Far East.

Mr. Corrans is currently Chairman and Director of African Copper plc. A director of several small private companies with mineral interests registered in Belgium, Luxembourg, Australia and South Africa, Mr. Corrans is a registered Professional Natural Scientist, a Fellow of the Geological Society of South Africa and a Fellow of the Society of Economic Geologists.

None of the foregoing directors or officers of the Company:

a) is, or within the last ten years has been, a director or executive officer of any company that, while that person was acting in that capacity was the subject of a cease trade or similar order, or an order that denied such company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days;

b) has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

None of the foregoing directors or officers of the Company has been subject to:

a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Committees of the Board of Directors

The Company currently has an Audit Committee in place. The following is a description of the mandate of the Audit Committee:

Audit Committee

The Audit Committee oversees the Company's financial reporting process and internal controls, and consults with management, the Company's accounting department and its independent auditors on matters related to the Company's annual audit and internal controls, published financial statements, accounting principles and auditing procedures. The Audit Committee also reviews management's evaluation of the auditors' independence and submits to the Board of Directors its recommendations on the appointment of auditors.

The members of the Audit Committee are Denis Tremblay (chairman), Mr. Florent Baril and Mr. Roy Corrans. Under Multilateral Instrument 52-110 *Audit Committees,* a director of an audit committee is "independent" if he or she has no direct or indirect material relationship with the issuer, that is, a relationship which could, in the view of the Board of Directors, reasonably be expected to interfere with the exercise of the member's independent judgment. For the purpose of assessing the independence of a member of an audit committee, Multilateral Instrument 52-110 *Audit Committees* further provides that an individual will be deemed to have a material relationship with an issuer if he or she accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer, other than as remuneration for acting in his or her capacity as a member or as part-time chair or vice-chair of the board of directors of the issuer or any committee thereof. For this purpose, the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes the acceptance of a fee by an entity in which such individual is a partner, and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer.

Based on the foregoing, the Board of Directors has determined that Mr. Baril and Mr. Corrans are independent members of the Company's Audit Committee. The Board of Directors considers that Denis Tremblay is not an independent member of the Company's Audit Committee in that Mr. Tremblay is the Chief Financial Officer of the Company.

The Board of Directors intends to effect a review of the Company's corporate governance practices in order to ensure that they are in compliance with applicable Canadian requirements.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

The following table sets forth the entire annual and long-term compensation paid to the Chief Executive Officer and Chief Financial Officer of the Company (collectively, the "Named Executive Officers") in consideration for services rendered, in all respects, to the Company during the period ended September 30, 2007.

Summary Compensation Table

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Period ended September 30	Salary $	Bonus $	Other Annual Compensation $	Number of Options Granted	Restricted Stock Awards	LTIP Payouts	All Other
Philippe Giaro President	2007	–	–	–	–	–	–	–
Denis Tremblay Chief Financial Officer	2007	–	–	–	–	–	–	–

The compensation of Mr. Giaro and Mr. Tremblay will be determined by the Board of Directors of the Company in accordance with industry practices. As at the date of this prospectus, no compensation has been paid to the Named Executive Officers.

Options Granted or Exercised During the Most Recently Completed Fiscal Period

No options were granted to the Named Executive Officers or exercised by any of them during the period ended September 30, 2007.

Compensation of Directors

During the period ended September 30, 2007, and as at the date of this prospectus, the Company did not pay any cash compensation to its directors in consideration for services rendered in such capacity and it is not expected that the Company's will pay cash compensation to its directors in the near future. The Company intends to grant stock options to its directors under the Company's stock option plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current directors or executive officers of the Company nor any associate of such director or officer is, or has been at any time since the incorporation of the Company, indebted to the Company, nor has any such individual been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

STOCK OPTION PLAN

On [•], 2007, the Board of Directors of the Company adopted the 2007 Stock Option Plan (the "Plan"). The Board of Directors will administer the Plan.

Under the Plan, Board of Directors of the Company may grant options to acquire common shares to directors, officers and employees of, and service providers to, the Company and its subsidiaries. The maximum number of common shares that can be issued upon the exercise of options granted under the Plan, together with any common shares issued or reserved for issuance under any other share compensation arrangement which is then in place, is equal to 10% of the number of the Company's common shares issued and outstanding from time-to-time.

The exercise price of options granted under the Plan is set at the time of the grant of the options, but cannot be less than the closing price of the Company's common shares on the TSXV on the trading day immediately preceding the day on which an option is granted.

The maximum period during which options may be exercised is five years from the date on which they are granted. Options granted under the Plan are not transferable other than by will or by the laws of succession of the domicile of the deceased optionee.

Under the Plan, if an optionee's employment or service provider relationship with the Company is terminated for cause, options not then exercised terminate immediately. If an optionee dies or becomes, in the determination of the Company's Board of Directors, permanently disabled, options may be exercised for that number of common shares which the optionee was entitled to acquire at the time of death or permanent disability, as the case may be. Such options may be exercised for a period of one year after the date of death or permanent disability. Upon an optionee's employment, office, directorship or service provider relationship with the Company terminating or ending other than by reason of death, permanent disability or termination for cause, options may be exercised for that number of common shares which the optionee was entitled to acquire at the time of such termination. Such options may be exercised for a period of 30 days after such date.

There are no stock options outstanding under the Plan as at the date of this prospectus.

PRIOR AND FUTURE SALES

The following sets out all shares issued by the Company since the date of its incorporation and additional shares to be issued by the Company on or before the closing of the Offering:

a) on August 7, 2007, the Company issued 6,345,009 common shares to Searchgold for total consideration of $100. At the time of issuance of the foregoing shares, the Company was a wholly-owned subsidiary of Searchgold and did not have any assets. The purpose of the issuance of the 6,345,009 common shares was to ensure that Searchgold would have sufficient shares in order to proceed with the Searchgold Distribution;

b) on November 6, 2007, the Company issued an aggregate of 1,050,000 common shares at a price of $0.25 per share to 23 investors by way of private placement, for gross proceeds to the Company of $262,500; and

c) prior to the closing of the Offering, the Company will issue 2,134,984 common shares to Searchgold at a price of $0.25 per share, as consideration for the transfer of the Lac Fortune West and Belleterre properties to the Company.

During the last twelve months, the Company did not grant any stock options.

ILLUSTRATION OF TAX CONSEQUENCES OF AN INVESTMENT IN FLOW-THROUGH SHARES

The following table illustrates, for each $1,015 invested per Unit A, the total estimated deductions available to subscribers in 2007, the estimated tax savings and the resulting estimated after-tax cost, based on the assumption that the subscribers are individuals residing in either of the provinces mentioned below, as the case may be, and they are taxed at the maximum combined provincial and federal marginal rate as of the date hereof and that each of the subscribers meets the conditions prescribed by the *Income Tax Act* (Canada) (the "Tax Act") and the *Taxation Act* (Québec) (the "Québec Act") described under the heading "Principal Income Tax Considerations Relating to the Offering." In addition, it is assumed that all the proceeds of the Flow-Through Shares, namely $805 per Unit A, will be incurred as CEE entirely in Québec.

	Alberta	**British Columbia**	**Manitoba**	**New Brunswick**	**Newfoundland and Labrador**	**Nova Scotia**	**Ontario**	**Prince Edward Islands**	**Québec**	**Saskatchewan**
Cost per Unit A	1,015	1,015	1,015	1,015	1,015	1,015	1,015	1,015	1,015	1,015
Exploration	805	805	805	805	805	805	805	805	805	805

	Alberta	British Columbia	Manitoba	New Brunswick	Newfoundland and Labrador	Nova Scotia	Ontario	Prince Edward Islands	Québec	Saskatchewan
Expense[3]										
Combined Federal and Provincial Marginal Tax Rate[1]	39%	43.70%	46.40%	46.95%	47.04%	48.25%	46.41%	47.37%	48.22%	44%
Estimated Tax Savings	314	352	374	377	379	388	374	381	519[2]	357
Investment Tax Credit[4]	121	121	121	121	121	121	121	121	121	121
Estimated Total Tax Savings	435	473	495	498	500	509	495	502	640	478
Estimated After Tax Cost	**580**	**542**	**520**	**517**	**515**	**506**	**520**	**513**	375	**537**

(1) The maximum combined federal and provincial marginal rate was calculated for a subscriber who was an individual residing in one of the provinces indicated above, by using the information available as of the date hereof and without taking into account the tax consequences of any disposition of a Unit A or any part thereof. These rates can be subject to change.

(2) A subscriber who is a resident in the Province of Québec is entitled to the additional Québec deductions in regards to certain eligible CEE incurred it the Province of Québec and which brings his or her total deductions up to 150%. In addition to a base deduction of 100% for CEE, a resident in Québec is entitled to an additional and supplemental deduction that are each equal to 25% of the eligible CEE incurred in Québec by a qualified corporation. The tax consequences calculated herein in respect of a subscriber resident in Québec further take into consideration the mechanism under the Québec Act by which the expenses of the Offering are deductible at the provincial level up to 15% of the gross proceeds of the Offering. Further, the amount that a subscriber can include, and thus deduct, in his account in respect of certain expenses of the Offering cannot exceed that portion of the expenses of the Offering, subject to the 15% maximum, as are attributable to the overall amount that the Company renounced. The table assumes that the expenses of the Offering and the Agent's fee qualify for this deduction.

* The calculations presented in this table use only round numbers.

The tax consequences calculated herein take into account the expenses of the Offering and the Agent's fee qualify for this deduction. The tax consequences calculated herein take into account the expenses of the Maximum Offering and Minimum Offering. Small differences in the amounts appearing after the decimal point are not presented, thus giving equal results for the Maximum and the Minimum Offering.

(3) It is assumed that 100% of the subscription proceeds from the "flow-through" shares will be spent or deemed to be spent on CEE on or before December 31, 2008.

(4) The holder is entitled to claim this non-refundable "flow-through mining expenditure" investment tax credit in the 2007 taxation year. The credit claimed reduces the cumulative CEE account for the year following the year in which it is claimed. If the CEE account becomes negative, that is if the holder does not acquire flow-through shares in 2008, an income tax of $29 ($121x 24.215%) will be payable in 2008 on the income inclusion.

(5) The tax benefits resulting from these deductions can be limited by the application of the alternative minimum tax described under the heading "Principal Income Tax Considerations Relating to the Offering." The calculation of the tax benefits does not consider the contribution to the health services fund which is provided for in the *Loi sur la Régie de l'Assurance Maladie du Québec.*

PRINCIPAL INCOME TAX CONSIDERATIONS RELATING TO THE OFFERING

See "Glossary of Income Tax Terms" annexed to this prospectus for the meaning of certain of the defined terms used below.

In the opinion of BCF LLP, counsel to the Company, the following is a fair and adequate summary of the principal income tax considerations pursuant to the Tax Act generally applicable to a purchaser of Units who, pursuant to the Tax Act and at all relevant times, is an individual or corporation resident in Canada, holds the common shares and the warrants as capital property and deals at arms' length with the Company. Generally, the common shares and warrants will be considered to be capital property to a holder provided that the holder does not use such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. To the extent that the principal income tax consideration for a subscriber will differ from the federal income tax considerations because such subscriber is subject to the Québec Act this summary will also highlight the differences in the principal income tax consideration applicable to such subscribers.

This summary is based on the current provisions of the Tax Act, the Québec Act and the regulations to the Tax Act (the "Regulations") and the Québec Act, taking into account all published proposals for the amendment thereof which have been publicly announced by or on behalf of the Minister of Finance (Canada) and the Minister of Finance (Québec) prior to the date of this prospectus and on counsel's understanding of the current published administrative and assessing practices of Canada Revenue Agency ("Revenue Canada") and the Ministère du Revenu du Québec. No assurances can be given that the proposed amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal tax considerations nor, subject to what is previously mentioned, does it take into account or anticipate any changes in the law or in the administrative practices of Revenue Canada, whether by legislative, governmental or judicial action or otherwise, nor does it take into account provincial, territorial or foreign tax considerations, except for the Québec consideration summarized herein.

This summary is not applicable to holders: (i) who are principal-business corporations within the meaning of the Tax Act; (ii) whose business includes trading or dealing in rights, licences or privileges to explore for, drill or take minerals, oil, natural gas or other related hydrocarbons; (iii) an interest in which could constitute a "tax shelter investment" within the meaning of the Tax Act; (iv) who are partnerships; or (v) who are "financial institutions" for purposes of the mark-to-market provisions of the Tax Act. **Any such holder should consult its own tax advisor with respect to an investment in Units.**

This summary is of a general nature only and is not intended to be legal or tax advice to any purchaser of Units in particular and should not be interpreted as such. Each prospective purchaser should therefore consult its own tax advisors with respect to its own particular circumstances.

This summary assumes that the Company will incur sufficient Qualifying Expenditures to enable it to renounce to subscribers an amount equal to the Flow-Through Funds, that the Company will make all filings in respect of the issue of the Flow-Through Shares and the renunciation of Qualifying Expenditures in the manner and within the time required by the Tax Act and the Regulations (and corresponding provincial legislation) for the renunciation to be effective as of the date set out in the subscription agreements between subscribers and the Company, that all expenses will be reasonable and that all renunciations will be validly made. In addition, while the Company will furnish each subscriber with information with respect to renounced Qualifying Expenditures for purposes of filing income tax returns, the preparation and filing of returns will remain the responsibility of each subscriber. This summary also assumes that the Company will be a "principal business corporation" within the meaning of the Tax Act at all material times and that the Flow-Through Shares, when issued, will not be prescribed shares as defined in section 6202.1 of the Regulations. If any of the above assumptions are incorrect, the Company may be unable to renounce some or all of the Qualifying Expenditures which it has agreed to renounce hereunder.

Federal Income Tax Consequences

The federal income tax consequences to a particular subscriber of an investment in Units will vary according to a number of factors including the particular province in which the subscriber resides, carries on business or has a permanent establishment, the legal characterization of the subscriber as an individual, corporation, trust or partnership, the amount that would be the subscriber's taxable income but for the investment in the Units, the length of a subscriber's fiscal period and the manner in which the proceeds for the Flow-Through Shares are expended.

Flow-Through Shares – Qualifying Expenditures

The Company will be entitled to renounce Qualifying Expenditures incurred by it during the Expenditure Period to the extent of the subscription price for the Units A which is properly allocable to the Flow-Through Shares, as permitted by and in accordance with Tax Act. The Company and Agent have, by agreement, allocated $805 per Unit A to the Flow-Through Shares. Qualifying Expenditures that are properly renounced to a subscriber will be deemed to have been incurred by that subscriber on the effective date of the renunciation.

The Company generally will be entitled to renounce CEE incurred by it on or after the date that subscriptions for the Units A are accepted and on or before December 31, 2008, less: (i) any previous renunciations with respect to such expenses; (ii) any portion of those expenses which are prescribed under the Regulations as being "Canadian exploration and development overhead expenses"; (iii) certain seismic expenses; and (iv) any assistance that the Company has received, is entitled to receive, or may reasonably be expected to receive at any time which is reasonably related to those expenses. The Company may not renounce to subscribers an amount in excess of the amount paid by the subscribers that is properly allocable to the Flow-Through Shares. Further, the Company will not be entitled to renounce CEE to the extent that such renunciation, if effective, would cause the Company's own cumulative CEE ("CCEE") to be a negative amount. The Tax Act also restricts the amount of CEE which the Company can renounce to the extent that, but for the renunciation, the Company would be entitled to claim a deduction in respect of the CEE so renounced in computing its income for purposes of the Tax Act. Revenue Canada's published administrative position is that this restriction would not apply merely because the Company has insufficient income to otherwise claim the CEE deduction.

The Tax Act contains a one year "look-back" rule which, if certain conditions are satisfied, entitles the Company to renounce Qualifying Expenditures incurred by it in 2008 to subscribers effective on December 31, 2007. In other words, the subscribers are deemed to have incurred Qualifying Expenditures on December 31, 2007 even though the Company did not incur the expenditures until 2008. For this rule to apply in respect of a Flow-Through Share, the subscriber must have paid the consideration in money for the Flow-Through Share on or before December 31, 2007, the subscriber and the Company must deal with each other at arm's length continuously until January 1st, 2009, and the renunciation must be made by March 31, 2008.

Where Qualifying Expenditures have been renounced effective December 31, 2007 but it is subsequently determined that the Qualifying Expenditures were not properly renounced or the Company has failed to incur the Qualifying Expenditures by December 31, 2008, the Company will be required to reduce the amount of expenditures renounced to the subscribers and the subscribers' income tax returns for the years in which the expenditures were claimed will be reassessed accordingly.

A subscriber may deduct in computing such subscriber's income from all sources for a taxation year an amount not exceeding 100% of the balance of such subscriber's CCEE account (as defined in the Tax Act) at the end of that taxation year. Qualifying Expenditures renounced to a subscriber will increase the subscriber's CCEE account in the year that the renunciation is effective. Deductions claimed by a subscriber reduce the CCEE account in the year deductions are claimed. The right to deduct CCEE accrues to the initial purchaser of the Flow-Through Shares and is not transferable. To the extent that a subscriber does not deduct the balance of such subscriber's CCEE account at the end of the taxation year, the balance may be carried forward and deducted in subsequent taxation years in accordance with the provisions of the Tax Act. If at the end of a taxation year the reductions in calculating a subscriber's CCEE account exceed the additions thereto, the excess must be included in computing the subscriber's income for that year and the subscriber's CCEE account will thereupon have a nil balance. A subscriber's CCEE account will be reduced by the amount of any assistance, including federal and provincial investment tax credits, that the subscriber has received or is entitled to receive in respect of CEE. See "Investment Tax Credits" below. The disposition of Flow-Through Shares will not reduce the balance in a subscriber's CCEE account.

Certain restrictions apply in respect of the deduction of CCEE following an acquisition of control and on certain reorganizations of a corporate subscriber. Corporate subscribers should consult their own independent tax advisors for advice with respect to the potential application of these rules to them having regard to their own particular circumstances.

Investment Tax Credit

Individual subscribers (other than trusts) who acquire Flow-Through Shares from the Company will be entitled to claim a non-refundable investment tax credit equal to 15% of the Flow-Through Mining Expenses renounced to them less the amount of any assistance (which may include provincial tax credits) that the subscriber receives or may receive in respect of Flow-Through Mining Expenses. Such expenses must be incurred, or deemed to be incurred, by the Company. The investment tax credit may be applied to offset federal income tax payable for a taxation year to the extent it exceeds the individual's alternative minimum tax for that year and may be applied in the year Qualifying Expenditures are renounced to the individual, the following twenty years, or in the prior three years. The individual's CCEE balance will be reduced by the amount of the tax credit for years following the year in which the credit is claimed. See the discussion above concerning CCEE.

Calculation of Adjusted Cost Base

A holder of Units B offered hereunder must allocate the price paid for each Unit B in a reasonable manner between the common shares and the warrants comprised in the Units B in order to determine the adjusted cost base thereof for purposes of the Tax Act. For its purposes, the Company will allocate the entire subscription price of a unit to the common shares comprised therein. Revenue Canada shall not be bound by this allocation.

The Flow-Through Shares acquired hereunder will be deemed to have been acquired by the subscriber for an initial cost of nil, and the adjusted cost base to a holder of a common share will be the average cost of all common shares held by the holder as capital property, including the Flow-Through Shares and the non-flow-through common shares acquired as part of the Units, any common shares acquired upon the exercise of the warrants or pursuant to the Searchgold Distribution and any common shares acquired other than through the Offering.

Disposition of Common Shares

A disposition or deemed disposition of a common share (other than to the Company) will generally result in the realization of a capital gain (or a capital loss) to the extent that the proceeds of disposition of the holder's common shares are greater (or less) than the adjusted cost base of the common share for the holder immediately prior to the disposition and reasonable expenses incurred by the holder for purposes of making such disposition. One-half of any capital gain (a taxable capital gain) must be included in computing the income of a taxpayer for the year in which the disposition takes place, while one-half of any capital loss (an allowable capital loss) will generally be required to be deducted against taxable capital gains realized by the subscriber in the same taxation year. Allowable capital losses not deducted in the year in which they arise may be deducted by a taxpayer from taxable capital gains realized in any of the three preceding taxation years or any subsequent taxation year, subject to the detailed provisions of the Tax Act in that regard.

Subscribers that are "Canadian-controlled private corporations" for the purposes of the Tax Act may be subject to an additional refundable tax of 6⅔% on their "aggregate investment income," which is defined in the Tax Act to include an amount in respect of taxable capital gains and certain income from property.

A subscriber who disposes of Flow-Through Shares will retain the entitlement to receive renunciations of Qualifying Expenses from the Company, as well as the ability to deduct any CEE previously deemed to have been incurred by the subscriber, and a subsequent purchaser of such Flow-Through Shares will not be entitled to any renunciation of any Qualifying Expenditures in respect thereof.

Exercise of Warrants

In general, the holder of a warrant will not realize a gain or a loss upon the exercise of a warrant. When a warrant is exercised, the cost for the holder of the common share that will thus be acquired will be equal to the aggregate of the adjusted cost base for the holder of the warrant and the exercise price paid for the common share. In general, in order to determine the adjusted cost base of such common share, the cost of all of the common shares acquired upon the exercise of a warrant will be averaged with the adjusted cost base of all of the other common shares of the Company held by the holder as capital property immediately prior to the exercise.

Disposition or Expiry of Warrants

Upon a disposition or deemed disposition of a warrant, other than on the exercise of the warrant, the holder of the warrant will generally realize a capital gain or a capital loss to the extent that the proceeds of disposition of the warrant, less the costs of disposition, are greater or less than the adjusted cost base, if any, of the warrant for such holder and any reasonable costs of disposition. In the event of the expiry of an unexercised warrant, the holder will realize a capital loss equal to the holder's adjusted cost base of the warrant.

The Canadian tax treatment of capital gains or capital losses realized upon the disposition or expiry of a warrant is identical to the treatment described above under "Disposition of Common Shares".

Minimum Tax

Under the Tax Act an alternative minimum tax is payable by an individual other than certain trusts equal to the amount by which the alternative minimum tax exceeds the tax otherwise payable under Part I of the Tax Act. In calculating adjusted taxable income for the purpose of determining minimum tax, certain deductions and credits otherwise available such as the deduction for CEE not used to reduce resource income, are disallowed and certain amounts not otherwise taxable are included in income, such as 80% of net capital gains. The Tax Act disallows the deduction of certain carrying charges for purposes of computing adjusted taxable income for minimum tax purposes that relate to an investment in flow-through shares to the extent that the deduction for such carrying charges exceeds the individual's resource income after deductions for resource expenses, including CEE. In computing adjusted taxable income for minimum tax purposes, a $40,000 exemption is provided. Whether and to what extent the tax liability of a particular subscriber will be increased by the minimum tax will depend upon the amount of such subscriber's income, the sources from which it is derived and the nature and amounts of any deductions that such subscriber claims. Any additional tax payable for a year from the application of the minimum tax provisions is recoverable in subsequent years to the extent that tax otherwise determined exceeds the minimum tax for any of the following seven taxation years. **Subscribers should consult their own independent tax advisors with respect to the potential alternative minimum tax consequences to them having regard to their own particular tax circumstances.**

Cumulative Net Investment Loss

One-half of the amount of CEE renounced to a subscriber will be added to the subscriber's cumulative net investment loss ("CNIL") account, as defined in the Tax Act. A subscriber's CNIL account may impact a subscriber's ability to access the $750,000 lifetime capital gains exemption available on the disposition of certain qualified small business corporation shares, farm property and fishing property.

Québec Income Tax Considerations

Generally, the foregoing considerations apply for purposes of determining taxable income under the Québec Act, except as noted below. Certain CEE incurred in Québec by a mining company, which is not in production, may qualify for additional deductions totalling 50% over and above the 100% deduction otherwise available bringing the total deduction to 150% of such CEE incurred in Québec.

Furthermore, provided that certain conditions are fulfilled, the Québec Act provides for a mechanism to exempt part of the taxable capital gain realized by or attributable to an individual upon the sale of Flow-Through Shares. This exemption is based on a cumulative expenditures account comprising one-half of the CEE incurred in the Province of Québec that gives rise to the additional 25% deduction for Québec tax purposes. Upon the sale of the Flow-Through Shares, an individual may claim a deduction in computing his or her income in respect of a portion of the taxable capital gain realized (which is attributable to the excess of the price paid to acquire the Flow-Through Shares over their adjusted cost base immediately prior to such sale). In general, the amount of the deduction may not exceed the lesser of (i) such portion of the taxable capital gain realized; and (ii) the account balance, subject to certain other limits provided under the Québec Act. Any amount thus used from the account will reduce the account balance, while any new deduction of CEE incurred in Québec will increase it. The portion of the taxable capital gain represented by the increase in value of the Flow-Through Shares over the price paid to acquire the Flow-Through Shares will continue to be taxable and the amount accrued in the account may not reduce this gain.

Further the Québec Act provides, subject to certain limitations, for the availability of deduction of the costs of issue in respect of Flow-Through Shares where the CEE to be incurred is in Québec. To the extent that the Company incurs this type of expense, it may renounce it to the subscribers. The costs of issue which may be renounced are those actually incurred up to a maximum of 15% of the gross proceeds of the issue subject to certain further limitations.

The federal investment tax credit, if any, is not taxable in respect of Québec income taxation and the individual taxpayer's CCEE for Québec tax purposes does not need to be reduced by the amount of the federal investment tax credit claimed for a preceding year.

An alternative minimum tax also exists under the Québec Act under which a basic exemption of $40,000 is available and the net capital gain inclusion rate is 75%.

The Québec Act provides that where an individual taxpayer (including a personal trust) incurs, in a given taxation year, investment expenses to earn investment income in excess of the investment income earned for that year, such excess shall be included in the taxpayer's income, resulting in an offset of the deduction for such portion of these investment expenses. For these purposes, investment expenses include certain deductible interest and 50% of CEE renounced to a subscriber for Flow-Through Shares, other than CEE incurred in Québec, and investment income includes taxable capital gains not eligible for the capital gains exemption. That portion of the investment expenses which has been included in the taxpayer's income in a given year may be deducted against investment income earned in any of the three previous years and any subsequent taxation year, provided the investment income earned in any of these years exceeds the investment expenses incurred in that year.

RISK FACTORS

The purchase of the Units entails several major risks. In addition to those described elsewhere in this prospectus, potential subscribers should consider carefully the following factors, several of which apply in general to shareholders of a business involved in mineral exploration.

Risks Related to the Business of the Company

Exploration and Development. Resource exploration is a speculative business and involves a high degree of risk. There is no known body of commercial ore on the Company's properties and there is no certainty that the expenditures to be made by the Company in the exploration of those properties or otherwise will result in discoveries of commercial quantities of minerals. The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Although the discovery of an ore body may result in substantial rewards, few properties explored are ultimately developed into producing mines. Significant expenditures may be required to locate and establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation.

Significant capital investment is required to achieve commercial production from successful exploration efforts. The commercial viability of a mineral deposit is dependent upon a number of factors. These include: (i) deposit attributes such as size, grade and proximity to infrastructure; (ii) current and future metal prices (which can be cyclical); and (iii) government regulations, including those relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and necessary supplies and environmental protection. The complete effect of these factors, either alone or in combination, cannot be entirely predicted, and their impact may result in the Company not receiving an adequate return on invested capital.

Any figures for mineral resources contained in this prospectus are estimates and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations and the prices of metals may render resources uneconomic. Moreover, short-term operating factors relating to the mineral deposits, such as the need for orderly development of the deposits or the processing of new or different grades of ore, may cause a mining operation to be unprofitable in any particular accounting period.

There is no assurance that any of the Company's exploration properties possess commercially mineable bodies of ore. All of the Company's properties are in the exploration stage as opposed to the development stage and have no known body of economic mineralization. The known mineralization at these projects has not been determined to be economic ore and there can be no assurance that a commercially mineable ore body exists on any of the Company's properties. There is no certainty that any expenditure made in the exploration of the Company's properties will result in discoveries of commercially recoverable quantities of ore. Such assurance will require completion of final comprehensive feasibility studies and, possibly, further associated exploration and other work that concludes a potential mine is likely to be economic. In order to carry out exploration and development programs of any economic ore body and place it into commercial production, the Company may be required to raise substantial additional funding.

As the Company does not have revenues, it will be dependent upon future financings to continue its plan of operation. The Company has not generated any revenues since its incorporation. The Company's plan of operations involves the implementation and execution of exploration programs on their properties. There is no assurance that these exploration activities will result in the establishment of commercially exploitable mineral deposits on the Company's properties. Even if commercially exploitable mineral deposits are discovered, the Company may require substantial additional financing in order to carry out the full exploration and development of its properties before it is able to achieve revenues from sales of mineral resources that the Company is able to extract.

The Company has incurred losses and there is no assurance that it will ever be profitable. Since incorporation, the Company has incurred losses and will continue to experience losses unless and until it can derive sufficient revenues from its properties. The Company has no history of earnings or of a return on investment, and there is no assurance that any of the properties that the Company has or will acquire will generate earnings, operate profitably or provide a return on investment in the future.

Dependence on key personnel. The Company's success is highly dependent upon the performance of key personnel working in management and administrative capacities or as consultants. The loss of the services of its management or key personnel could have a material and adverse effect on the Company and its business and results of operations.

Reliance on independent contractors. The Company's success depends to a significant extent on the performance and continued service of independent contractors. The Company will contract the services of professional drillers and others for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could have a material and adverse effect on the Company and its business and results of operations and could result in failure to meet its business objectives.

There is no assurance that the Company's title to its mineral exploration properties will not be challenged. The acquisition of title to mineral exploration properties is a very detailed and time-consuming process. Title to and the area of mineral properties may be disputed. While the Company has diligently investigated title to its properties, they may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected defects.

Some of the Company's mineral claims may be subject to surface rights of private landowners. The Province of Québec, like other Canadian provinces, allows staking of mineral rights on privately-held lands and the carrying out of assessment work. However, the Company may be required to negotiate access and provide compensation to an owner of surface rights if damage occurs to the owner's property during the course of exploration.

Some of the Company's mineral claims are the object of property option agreements. The mineral claims comprising the Forsan, Malartic Lakeshore and Elwood properties are all the object of property option agreements entered into between the Company and the sellers of those claims. Consequently, the Company will only hold a 100% interest in those claims after the required option payments and expenditures have all been made. There can be no assurance that the necessary funds can be raised or that any projected work will be completed. Consequently, in the event that the Company is not able to fulfill the terms of the property option agreements, the mineral claims will remain the properties of the sellers.

There is no assurance that the Company will obtain required permits and licenses. The Company's operations may sometimes require licenses and permits from various governmental authorities. The Company believes that it will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that the Company will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake the proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production, the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of a particular property.

The Company's potential profitability depends upon factors beyond its control. The potential profitability of any of the Company's current or future properties will be dependent upon many factors beyond its control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental interference, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of the Company's properties. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways the Company cannot predict and are beyond the Company's control, and such fluctuations could impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide political and economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the Company's financial performance.

Fluctuation of mineral prices may affect the Company's financial results. Factors beyond the Company's control may affect the marketability and price of minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effects of these factors cannot be accurately predicted.

Competitive nature of the mining industry. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Company will be competing with numerous other mining companies, many of which have greater financial resources than does the Company, for the acquisition of mineral claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees and other personnel. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Environmental, health and safety regulation of resource industry. If any of the Company's properties are proven to host economic reserves of metals, mining operations will be subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations will be subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the Company's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Company. Additionally, the Company may be subject to liability for pollution or other environmental damage, which the Company may not be able to insure against.

The Company may not always be able or may choose not to obtain insurance for many of the risks that it faces. In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in an increase in costs and a decline in the value of the Company's securities. The Company is currently not insured against environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. The Company will periodically evaluate the cost and coverage of the insurance that is available against certain environmental risks to determine if it would be appropriate to obtain such insurance. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate the Company's available funds or could exceed the funds that the Company has to pay such liabilities and result in bankruptcy. Should the Company be unable to fund fully the remedial cost of an environmental problem, it might be required to enter into interim compliance measures pending completion of the required remedy.

No operating history as an independent operating company. The Company has never operated as a stand-alone company. Upon completion of the Offering and the Searchgold Distribution, the Company will function as an operating company independent of Searchgold, and Searchgold will have no obligation to provide assistance to the Company. The Company's lack of independent operating history may have a material adverse effect on its operating results.

Risks Related to the Market

Searchgold shareholders who receive common shares as part of the Searchgold Distribution may choose to sell those shares, which could depress the trading price of the Company's common shares for as long as those sales are continuing. Searchgold shareholders who receive shares of the Company pursuant to the Searchgold Distribution may choose to sell those shares, particularly if an investment in a gold and base metals exploration company does not meet the shareholders' investment criteria. Sales of a substantial number of the Company's shares, or the perception that those sales may occur, could depress the prevailing market prices of the Company's shares, regardless of the Company's business prospects.

Volatility of Share Prices. Share prices are subject to changes because of numerous factors beyond the Company's control, including reports of new information, changes in the Company's financial situation, the sale of the Company's common shares in the market, the Company's failure to achieve financial results in line with the expectations of analysts, or announcements by the Company or any of its competitors concerning results. There is no guarantee that the market price of the Company's common shares will be protected from any such fluctuations in the future.

Absence of Prior Public Market. There has been no prior public market for the Company's common shares, and an active trading market may not develop or, if it does develop, may not be sustained. The lack of an active market may impair shareholders' ability to sell their common shares at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value and increase the volatility of the common shares. An inactive market may also impair the Company's ability to raise capital by selling common shares and to acquire other exploration properties or interests by using the Company's common shares as consideration.

Risks Related to the Company's Financial Statements

The Company's financial statements may not reflect its financial condition and results of operations on a stand-alone basis. The Company's historical financial statements may not be indicative of its financial condition and results of operations had the Company actually operated on a stand-alone basis during the period presented. In particular, the Company's costs and expenses could have been different had it been operating on a stand-alone basis. The operating costs included in the Company's financial statements do not include any allocation of financial reporting, governance, investor relations and other costs that will be incurred in the future when the Company is a stand-alone public company.

PLAN OF DISTRIBUTION

Pursuant to an agency agreement (the "Agency Agreement") dated December [•], 2007 between the Company and Canaccord Capital Corporation (the "Agent"), the Agent has agreed to distribute, on a best efforts basis, subject to the issuance by the Company, in accordance with the terms and conditions of the Agency Agreement, a minimum of 1,330 Units A and a maximum of 2,190 Units A at a price of $1,015 per Unit A, and a minimum of 490 Units B and a maximum of 1,470 Units B at a price of $1,020 per Unit B to subscribers in each of the provinces of Canada. The offering price of the Units was determined by negotiation between the Company and the Agent. The Agency Agreement provides, among other things, that the Company will pay the Agent a fee of $372,225 in the case of the maximum offering, and $184,975 in the case of the minimum offering, representing 10% of the gross proceeds of the Offering, subject to the condition that the Agent's fee will be reduced to 7% with respect to subscriptions from certain investors (institutional or individual subscribing for more than $100,000) referred by the Company.

It is expected that the initial closing of the Offering will occur on or about December [•], 2007, or at any other date agreed upon by the Company and the Agent but no later than December 31, 2007, subject to compliance with all of the legal provisions and the conditions provided for in the Agency Agreement.

The Company reserves the right to accept or refuse subscriptions, in whole or in part and subject to the right to close the subscription books without notice. The Agent has agreed to distribute the Units on a best efforts basis but is not required to subscribe for any Units. The obligations of the Agent pursuant to the Agency Agreement may be terminated based on its assessment of the state of the financial markets or if certain events stipulated in the Agency Agreement occur.

As additional remuneration, the Company will grant warrants (the "Compensation Warrants") to the Agent to purchase a number of additional common shares (the "Compensation Shares") that is equal to 10% of the total number of "flow-through" common shares and common shares comprised in the Units issued hereunder. The Compensation Warrants may be exercised at any time during a period of 18 months following the date of their grant, at a price of $0.30 per share. This prospectus also qualifies the distribution of the Compensation Warrants and the Compensation Shares.

The Agent may form a syndicate composed of other brokers and determine the remuneration of the members of this syndicate.

Subscription proceeds will be received by the Agent, or by any other investment dealer authorized by the Agent, and will be held by the Agent in trust until the closing. With respect thereto, the Agent agrees to maintain a register containing the subscription date, name and account number or address of each subscriber as well as the number of Units subscribed for by each subscriber. If a closing for a minimum of 1,330 Units A and 490 Units B has not occurred by December 31, 2007, the distribution will not continue and all subscription funds will be returned to the subscribers, without interest or deduction, as soon as possible after such date.

The Company has applied to list the shares and warrants distributed under this prospectus on the TSXV. Listing will be subject to the Company fulfilling all the listing requirements of the TSXV.

The Units have not been and will not be registered under state or federal securities laws in the United States and, as provided for in the Agency Agreement, may be offered and sold in the United States pursuant to exemptions regarding such registration.

DETAILS OF THE OFFERING

Offering

The Offering consists of the issuance of the following Securities for which an investor can subscribe separately:

Units A A minimum of 1,330 and a maximum of 2,190 Units A. Each Unit A, offered at a price of $1,015, is comprised of (i) 2,300 "flow-through" common shares at a price of $0.35 per share and

(ii) 700 common shares at a price of $0.30 per share.

Units B A minimum of 490 and a maximum of 1,470 Units B. Each Unit B, offered at a price of $1,020, is comprised of (i) 3,400 common shares at a price of $0.30 per share and (ii) 3,400 common share purchase warrants, each warrant entitling its holder to subscribe for one additional common share at the price of $0.35 at any time in the 24 months following the date of their issuance.

Subscribers for Units B will not be entitled to any cash payment or any other type of compensation with respect to any fractional warrants that may have been otherwise issued.

The Offering will be conducted under the book-based system. A subscriber who subscribes for Units will receive a customer confirmation from the registered dealer from or through whom Units are subscribed for and who is a Canadian Depository for Securities Ltd. ("CDS") depository service participant. CDS will record the CDS participant who holds common shares and warrants on behalf of owners who have subscribed for or transferred common shares and warrants in accordance with the book-based system.

Flow-Through Shares

The "flow-through" shares comprised in the Units A issued under the Offering have the same rights and privileges as the common shares and form part of the common shares in the capital stock of the Company.

Pursuant to the terms and conditions of the subscription agreement to be entered into between the Agent, as agent for the subscribers, and the Company, the Company will take all reasonable steps in order to incur, before December 31, 2008, CEE in an amount equal to the subscription price of the "flow-through" shares comprised in the Units A sold under the Offering, and to renounce such CEE in favour of the subscribers for the "flow-through" shares comprised in the Units A. Furthermore, the Company shall, no later than March 31, 2008, remit to the subscribers the required forms under the Tax Act and the Québec Act, as applicable, relating to the subscription for "flow-through" shares comprised in the Units A and the renunciation of CEE in order to permit them to complete and file their income tax returns for 2007.

Warrants

The following is a summary of the principal attributes of the warrants and refers to the Warrant Indenture mentioned hereunder. A copy of the Warrant Indenture can be obtained by making a request therefor to the Chief Financial Officer of the Company.

Certificates for the warrants will be issued to Unit B subscribers through a book-entry system. The warrants will be governed by an agreement entered into prior to the closing of the Offering (the "Warrant Indenture") between the Company and Computershare Trust Company of Canada as trustee (the "Trustee"). The Company has designated the Trustee, in its Montréal and Toronto offices, as agent for the warrants where such warrants can be surrendered for their exercise or exchange. The Company can, as the case may be, name any other agent with respect to the warrants.

The Warrant Indenture provides for adjustment in the number of common shares issuable upon the exercise of the warrants and/or the exercise price per common share upon the occurrence of certain events, including:

(i) the issuance of common shares or securities exchangeable for or convertible into common shares to all or substantially all of the holders of the common shares by way of a stock dividend or other distribution (other than a dividend paid in the ordinary course or a distribution of common shares upon the exercise of any outstanding warrants or options);

(ii) the subdivision, redivision or change of the common shares into a greater number of shares;

(iii) the consolidation, reduction or combination of the common shares into a lesser number of shares;

(iv) the issuance to all or substantially all of the holders of the common shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the "current market price", as defined in the Warrant Indenture, for the common shares on such record date; and

(v) the issuance or distribution to all or substantially all of the holders of the common shares of securities of the Company including rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares or property or assets and including evidences of indebtedness, or any property or other assets.

The Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the warrants and/or exercise price per security in the event of the following additional events:

(i) reclassifications of the common shares;

(ii) consolidations, amalgamations, arrangements or mergers of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding common shares or a change of the common shares into other shares); or

(iii) the transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity.

No adjustment in the exercise price or the number of common shares purchasable upon the exercise of the warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of common shares purchasable upon exercise by at least one one-hundredth ($1/100^{th}$) of a common share, as the case may be.

The Company will covenant in the Warrant Indenture that, during the period in which the warrants are exercisable, it will give notice to warrant holders of certain stated events, including events that would result in an adjustment to the exercise price for the warrants or the number of common shares issuable upon exercise of the warrants, at least 14 days prior to the record date or effective date, as the case may be, of such event.

No fraction of a common share will be issued upon the exercise of a warrant. Warrant holders are not entitled to any voting rights or pre-emptive rights or any other rights conferred upon a person as a result of being a holder of common shares.

MATERIAL CONTRACTS

The only material contracts entered into by the Company since the date of its incorporation, other than those entered into in the ordinary course of business, are the following:

1. the property option agreement dated October 5, 2007 with Mr. Jacques Duval with respect to the Forsan property as described under "Business of the Company – Forsan Property";

2. the property option agreement dated October 5, 2007 with Mr. Jacques Duval and 170364 Canada Inc. with respect to the Malartic Lakeshore property as described under "Business of the Company – Malartic Lakeshore Property";

3. the option transfer agreement dated October 5, 2007 with 6531199 Canada Inc. with respect to the Elwood property as described under "Business of the Company – Elwood Property";

4. the form of subscription agreement entered into in November 2007 with various investors with respect to the private placement, as described under "Prior and Future Sales";

5. the Agency Agreement entered into on December [•], 2007 with the Agent as described under "Plan of Distribution";

6. the Transfer Agency and Registrar Agreement dated December [•], 2007 with Computershare Investor Services Inc.;

7. the Escrow Agreement dated December [•], 2007 with Searchgold and Computershare Investor Services Inc.;

8. the Warrant Indenture to be entered into no later than the closing of the Offering with Computershare Trust Company of Canada, as described under "Details of the Offering"; and

9. the agreements with Searchgold to be entered into no later than the closing of the Offering with respect to the Lac Fortune West property and Belleterre property, as described under "Business of the Company – Other Properties".

Copies of the above-mentioned agreements may be consulted at the registered office of the Company and at the Montréal offices of BCF LLP, counsel to the Company, at 1100 René-Levesque Blvd. West, 25th Floor, Montréal, Québec H3B 5C9, during normal business hours, during the entire course of distribution of the Units offered hereunder and for a period of 30 days thereafter.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed under "Business of the Company – Relationship with Searchgold", the Company has not completed a material transaction in which any of its directors, executive officers or principal shareholders, or any of their associates or affiliates had any material interest, either direct or indirect.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Company are Raymond Chabot Grant Thornton LLP, 600 De La Gauchetière Street West, Suite 1900, Montréal, Québec H3B 4L8.

Computershare Investor Services Inc., at its principal office at 1500 University Street, 7th Floor, Montréal, Québec H3A 3S8 is the transfer agent and registrar of the common shares of the Company.

LEGAL PROCEEDINGS

The Company is not involved in any legal proceedings.

EXPERTS

Certain legal matters in connection with the Units offered hereunder will be passed upon on behalf of the Company by BCF LLP and on behalf of the Agent by Miller Thomson LLP. As at the date hereof, the partners and salaried associates of BCF LLP, counsel to the Company, and the partners and salaried associates of Miller Thomson LLP, counsel for the Agent, do not own, directly or indirectly, any outstanding common shares of the Company.

Information of an economic (including economic analysis), scientific or technical nature in respect of the Company's and/or Searchgold's mineral projects and properties is contained in this prospectus and is based in part upon the technical reports entitled "NI 43-101 Technical Report on Forsan Property" and "NI 43-101 Technical Report on Malartic Lakeshore Property", prepared by Mr. Jeannot Théberge, P. Geol. Mr. Théberge is a member of the Ordre des géologues du Québec and an independent "qualified person" for the purposes of NI 43-101. Mr. Théberge does not beneficially own, directly or indirectly, any of the outstanding common shares of the Company.

PROMOTER

Since Searchgold took the initiative of creating the Company with a view toward completing the transactions contemplated by this prospectus and implementing the Searchgold Distribution, it is the promoter of the Company within the meaning of the securities laws of certain provinces and territories of Canada. Following the Searchgold Distribution, the closing of a maximum offering and the acquisition by the Company of the Lac Fortune West and Belleterre properties, Searchgold will own approximately 10.1% of the Company's issued and outstanding common shares, which percentage would increase to approximately 14.1% of the issued and outstanding common shares in the event of a minimum offering.

SEARCHGOLD DISTRIBUTION

The Company is currently a majority-owned subsidiary of Searchgold. As described in more detail under "Business of the Company – History", the Company was established by Searchgold as a wholly-owned subsidiary in August 7, 2007 with the intention that the Company would focus on exploration for gold in Canada, while Searchgold focused on the developments of its African properties.

Searchgold intends to reorganize by distributing the common shares of the Company that it currently owns to its shareholders. Searchgold will effect the reorganization by: (i) declaring a dividend payable in common shares of the Company; and (ii) distributing those common shares to its shareholders. The Company's common shares will be distributed on the basis of approximately one of the Company's common shares for every 20 common shares of Searchgold held as of the close of business on the record date for the Searchgold Distribution (the "Distribution Record Date"). No fractional common shares will be distributed in connection with the Searchgold Distribution and shareholders of Searchgold will not receive any payment in lieu of fractional shares to which they would otherwise be entitled.

The Company further understands that Searchgold will announce, by way of press release, the Distribution Record Date as well as the day on which the Company's common shares will commence trading on the TSXV. Under the policies of the TSXV: (i) Searchgold must issue a press release announcing the Distribution Record Date at least seven trading days in advance of such date; and (ii) the Distribution Record Date must be two trading days after the day on which the Company's shares commence trading on the TSXV. The Searchgold Distribution will occur after the close of business on the Distribution Record Date. Definitive share certificates representing the Company's shares will be delivered to the registered holders entitled thereto as soon as reasonably practicable after the Distribution Record Date.

At present, there are 7,395,009 of the Company's common shares issued and outstanding. Of these, Searchgold owns 6,345,009 common shares (85.8%) while those who subscribed in the private placement in November 2007 hold an aggregate of 1,050,000 common shares (14.2%).

It is expected that upon the closing of: (i) a minimum offering; and (ii) a maximum offering, in both cases taking into account the completion of the Searchgold Distribution and the acquisition by the Company of the Lac Fortune West and Belleterre properties, the issued and outstanding common share capital of the Company will be as follows:

	Minimum Offering		Maximum Offering	
Name	Number of common shares	Percentage of outstanding shares	Number of common shares	Percentage of outstanding shares
Searchgold shareholders	6,345,009	41.8%	6,345,009	30.1%
Searchgold	2,134,984	14.1%	2,134,984	10.1%
Investors – November 2007 private placement	1,050,000	6.9%	1,050,000	5.0%
Investors – the Offering	5,656,000	37.2%	11,568,000	54.8%
Total	15,185,993	100%	21,097,993	100%

FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE SEARCHGOLD DISTRIBUTION

In the opinion of BCF LLP, counsel to Searchgold and to the Company, the following summary, as of the date hereof, describes the principal Canadian federal income tax considerations generally applicable under the Tax Act to shareholders of Searchgold with respect to the Searchgold Distribution. **The following summaries are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any particular shareholder of Searchgold. Accordingly, shareholders of Searchgold are advised to consult their own tax advisors concerning the income tax consequences to them.**

Material Federal Income Tax Considerations

This general summary of the principal Canadian federal income tax considerations is applicable to a shareholder of Searchgold who, for the purposes of the Tax Act: (i) deals at arm's length and is not affiliated with Searchgold or the Company; and (ii) holds Searchgold's common shares as capital property. Searchgold's common shares will generally be considered to be capital property to a holder provided that the holder does not use such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Canadian resident shareholders for whom Searchgold's common shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have those shares, and any other "Canadian securities" (as defined in the Tax Act) owned by that shareholder in the taxation year in which the election is made and all subsequent taxation years, be deemed to be capital property. This summary is not applicable to a shareholder that is a "financial institution" or a "specified financial institution", or a shareholder an interest in which is a "tax shelter investment" (all as defined in the Tax Act).

This summary is based on the current provisions of the Tax Act, the regulations thereunder, and the Company's understanding of the current administrative and assessing practices of the Canada Revenue Agency ("Revenue Canada"). This summary also takes into account all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date of this prospectus and assumes that they will be enacted substantially as proposed, although no assurance in this regard can be given. This summary does not otherwise take into account or anticipate any changes in law or administrative practice, whether by legislative, governmental or judicial action or interpretation, nor does it take into account provincial, territorial or foreign income tax considerations, except for Québec considerations summarized herein.

Shareholders should consult with their own tax advisors for advice regarding the income tax considerations applicable to them, having regard to their particular circumstances.

Shareholders Resident in Canada

This portion of the summary is applicable to a shareholder who at all relevant times, for purposes of the Tax Act and any applicable tax treaty, is or is deemed to be resident in Canada.

Distribution of Common Shares of the Company

On the distribution of the Company's common shares, a holder of Searchgold's common shares will be considered to have received a dividend equal to the fair market value of the Company's common shares so received. Under Revenue Canada's administrative policy, the holder will be considered to have acquired the Company's common shares at a cost equal to their fair market value.

The dividend when received by individuals will be included in income and will be subject to gross-up and dividend tax-credit rules applicable to taxable dividends received by individuals from a corporation resident in Canada. An enhanced gross-up and dividend tax credit will be available provided that Searchgold designates the dividend as an eligible dividend for purposes of the Tax Act. The dividend when received by a corporation will generally be included in computing the corporation's income as a dividend and will ordinarily be deductible in computing its taxable income. In some cases, all or part of the dividend if received or deemed to be received by a corporation may be deemed to be a gain or proceeds of disposition on the Searchgold shares rather than a dividend, and corporations should consult their own tax advisors as to these circumstances.

"Private corporations" (as defined in the Tax Act) and corporations controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 33⅓% on the dividend to the extent that the dividend is deductible in computing the corporation's taxable income. A shareholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6⅔% on dividends that are not deductible in computing taxable income.

Disposing of the Company's Common Shares

The tax consequences of disposing of the common shares of the Company are as described under the heading "Principal Income Tax Considerations Relating to the Offering – Disposition of Common Shares."

Shareholders Not Resident in Canada

The following summary is generally applicable to a shareholder who at all relevant times, for purposes of the Tax Act and any applicable tax treaty: (i) is not (and is not deemed to be) resident in Canada; (ii) does not use or hold (and is not deemed to use or hold) Searchgold's common shares or the Company's common shares in carrying on a business in Canada; and (iii) does not hold Searchgold's common shares or the Company's common shares as "taxable Canadian property" (as defined in the Tax Act).

Generally, the common shares of Searchgold will not constitute taxable Canadian property to a holder at a particular time, provided that: (i) Searchgold's common shares are listed on a prescribed stock exchange (which currently includes the TSXV) at that time; and (ii) the holder, persons with whom the holder does not deal at arm's length, or the holder together with such persons, have not owned 25% or more of any class of Searchgold's shares at any time within the five years immediately preceding that time. Generally, the Company's common shares will not constitute taxable Canadian property to a holder at a particular time, provided that: (i) the Company's common shares are listed on a prescribed stock exchange (which currently includes the TSXV) at that time; and (ii) the holder, persons with whom the holder does not deal at arm's length, or the holder together with such persons, have not owned 25% or more of any class of the Company's common shares at any time within the five years immediately preceding that time. In either case, shares may also be deemed to constitute taxable Canadian property in certain circumstances under the Tax Act.

Distribution of Common Shares of the Company

On the distribution of the Company's common shares, a holder of Searchgold's common shares will be considered to have received a dividend equal to the fair market value of the Company's common shares so received. Under Revenue Canada's administrative policy, the holder will be considered to have acquired the Company's common shares at a cost equal to their fair market value.

Dividends paid to a holder not resident in Canada (including, for this purpose, a partnership other than a "Canadian partnership" as defined in the Tax Act) will generally be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of withholding to which the holder is entitled under any applicable tax treaty between Canada and the country in which the holder is resident. Where the beneficial holder of the shares is a United States resident entitled to benefits under the Canada-U.S. Income Tax Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%. Since the dividend will be paid by the distribution of the Company's common shares, Searchgold will withhold a sufficient number of the Company's common shares from distributions to non-resident shareholders in order to meet this withholding tax obligation.

Disposing of the Company's Common Shares

On a disposition or deemed disposition of the Company's common shares, the holder will generally not be subject to income tax under the Tax Act.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission, price revision or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

In light of the fact that the Company's common shares are not being purchased but are being distributed to Searchgold's shareholders as part of a corporate reorganization of Searchgold, the Company and the Agent do not believe that the foregoing rights are available to Searchgold's shareholders with respect to the Searchgold Distribution.

GLOSSARY OF INCOME TAX TERMS

"**Canadian exploration expense**" (**"CEE"**) in subsection 66.1(6) of the Tax Act, and when renounced by the Company under subsection 66(12.66) of the Tax Act, means Canadian exploration expense described in paragraph (f) of that definition or that would be described in paragraph (h) of that definition if the words "paragraphs (a) to (d) and (f) to (g. 1)" were read as "paragraph (f)", in all cases excluding amounts which are prescribed to constitute "Canadian exploration and development overhead expense" under the Tax Act, any amount of assistance described in paragraph 66(12.6)(a) of the Tax Act, any specified expenses described in paragraph 66(12.6)(b.1) of the Tax Act and any expenses deemed by subsection 66.1(9) of the Tax Act to be Canadian exploration expense of the Company;

"**Expenditure Period**" means the period commencing on the date of the closing of the Offering and ending on the earlier of: (i) the date on which the Flow-Through Funds have been fully expended in accordance with the terms of this prospectus and the subscription agreements entered into between the Company and the subscribers; and (ii) December 31, 2008;

"**Flow-Through Funds**" means $805 per Unit A received by the Company from subscribers allocated to the purchase of the Flow-Through Shares, multiplied by the number of Units A issued hereunder;

"**Flow-Through Mining Expenses**" means Qualifying Expenditures that qualify as "flow-through mining expenses" as defined in subsection 127(9) of the Tax Act;

"**Flow-Through Shares**" means the 2,300 common shares issued per Unit A on a flow-through basis under the Tax Act to subscribers hereunder; and

"**Qualifying Expenditures**" means expenses that are CEE at the date that they are incurred and that qualify to be renounced by the Company to subscribers for Flow-Through Shares hereunder with an effective date on or before December 31, 2007.

Raymond Chabot Grant Thornton LLP
Chartered Accountants

Raymond Chabot Grant Thornton

AUDITOR'S CONSENT

We have read the final prospectus of Golden Share Mining Corporation (the «Company») dated ● relating to the offering of a minimum of 1,330 Units A and 490 Units B and a maximum of 2,190 Units A and 1,470 Units B at a price of $ 1,015 per Unit A and $ 1,020 per Unit B for minimum proceeds of $ 1,849,750 and maximum proceeds of $ 3,722,250. We have complied with Canadian generally accepted standards for auditors' involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the directors of the Company relating to the balance sheet of the Company as at September 30, 2007, and relating to the statements of earnings and deficit for the initial 54-day period ended on September 30, 2007. Our report is dated November 12, 2007, with the exception of note 5, which is dated December ●, 2007.

●

Montreal (Quebec)

●

Chartered Accountants

Suite 1900
National Bank Tower
600 De La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
www.rcgt.com

Golden Share Mining Corporation

(a mining exploration company)

Financial Statements
September 30, 2007

Auditors' Report

To the directors of
Golden Share Mining Corporation

We have audited the balance sheet of Golden Share Mining Corporation (a mining exploration company) as at September 30, 2007 and the statement of earnings and deficit for the initial 54-day period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and the results of its operations and its cash flows for the period then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Montréal
November 12, 2007 (December ●, 2007 for Note 5)

Golden Share Mining Corporation
Balance Sheet
September 30, 2007

	$
ASSETS	
Sales taxes receivable	5,246
Deferred charges (Note 3)	36,381
	41,627
LIABILITIES	
Accounts payable and accrued liabilities	3,440
Due to the parent company, SearchGold Ressources Inc., without interest and repayment terms	41,093
	44,533
SHAREHOLDER'S DEFICIENCY	
Capital stock (Note 4)	100
Deficit	(3,006)
	(2,906)
	41,627

The accompanying notes are an integral part of the financial statements.

On behalf of the Board,

/S/ Philippe Giaro
Philippe Giaro, director

/S/ Denis Tremblay
Denis Tremblay, director

Golden Share Mining Corporation
Earnings and deficit
For the initial 54-day period ending September 30, 2007

	$
Professional fees, net loss and deficit, end of period	3,006

The accompanying notes are an integral part of the financial statements.

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

The Company, incorporated under the Canada Business Corporations Act on August 7, 2007 and amended on November 7, 2007 to remove the private issuer restriction, was constituted with the intention of taking over the gold exploration activities in Canada currently carried on by SearchGold Resources Inc.; in this way, the Company will acquire, explore and develop mining properties, located in Canada as mentioned in Note 5.

The exploration and development of mineral deposits involve significant business risks. The success of the Company will be influenced by a number of factors including necessary financing, renewal of mineral claims, permits and titles, and compliance with filling obligations.

The accompanying financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on the going concern basis. This presumes funds will be available to finance on-going exploration and development operations and capital expenditures and the realization of assets and the payment of liabilities in the normal course of operations for the foreseeable future.

2 - SIGNIFICANT ACCOUNTING POLICIES

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates.

Financial assets and liabilities

On initial recognition, all financial assets and liabilities, if so, are measured and recognized at fair value, except for financial assets and liabilities resulting from related party transactions. Transactions costs of financial assets and liabilities held for trading are recognized in earnings.

On initial recognition, the Company also designates financial liabilities as other liabilities; they are measured at cost.

Future accounting standards

In July 2006, the Canadian Institute of Chartered Accountants (CICA) released new Section 1506, "Accounting Changes". This new standard applies to fiscal years beginning on or after January 1, 2007 and prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors.

In December 2006, the CICA released two new Sections, 3862, "Financial Instruments - Disclosures" and 3863, "Financial Instruments - Presentation" which deal with the presentation and disclosure of financial instruments and non-financial derivative instruments. These new standards apply to fiscal years beginning on or after October 1, 2007.

2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2006, the CICA also released new Section 1535, "Capital Disclosures" which establishes standards for disclosing information about an entity's capital and how it is managed. This new standard applies to fiscal years beginning on or after October 1, 2007.

In June 2007, the CICA amended Section 1400, "General Standards of Financial Statement Presentation" which includes new requirements about an entity's ability to continue as a going concern. This new standard applies for fiscal years beginning on or after January 1, 2008.

The Company does not know what the impact of these new standards will be and is currently assessing such impact.

Mining properties, deferred exploration and development expenses

Mining properties will be composed of permits, claims, titles of mineral exploration and options to acquire interest properties and will be accounted for at their acquisition cost.

Expenses related to exploration and development of mining properties will be capitalized by property until the beginning of commercial production. If any, the accessory revenues earned over the period of exploration and development will be applied against capitalized costs acquisition and expenses.

If it is determined that mining properties and exploration and development expenses capitalized are not recoverable over the estimated useful life of the properties, or if the project is abandoned, the capitalized amount will be written down to their net realizable value.

If commercially profitable ore reserves are developed, mining properties and deferred exploration and development expenses of the related mining property will be reclassified as mining assets and amortized using the unit of production method.

Mining duty credits and subsidies, if so, will be applied against exploration and development expenses capitalized.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted or substantively enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. The Company recognizes future income tax liabilities only when it is more likely than not that some or all of the future income tax assets will be realized.

3 - DEFERRED CHARGES

Deferred charges consist of cost incurred in connection with the initial public offering (IPO) described in Note 5. These charges will be applied against the Company's capital stock when the shares are issued or written off and recorded to the earnings if the IPO is not completed.

4 - CAPITAL STOCK

Authorized

Unlimited number of shares without par value
Voting and participating common shares
Non-voting and non-participating preferred shares, issuable in one or more series

	$
Issued and paid in exchange of a due to the parent company	
6,345,009 common shares	100

5 - SUBSEQUENT EVENTS

Malartic Lakeshore and Forsan Properties

As at October 5, 2007, the Company entered into two option agreements to acquire a 100% interest, in properties located in Malartic and Vauquelin in the province of Quebec. These interests are composed of 72 claims which cover a total area of 1,762 hectares; they will be earned over a three-year period by paying a total of $155,000 in cash, by issuing a total of 1,650,000 additional common shares and by incurring a total of $750,000 in exploration expenses. An additional 550,000 common shares could be issued at any time in the event that measured and indicated resources representing a metal content of 250,000 ounces of gold or more could be defined and validated and 550,000 additional shares at any time in the event that measured and indicated resources representing a metal content of 500,000 ounces of gold or more could be defined and validated. The vendor will retain a 2% net smelter return. In the event that commercial production be achieved on the properties, the Company will have the right to purchase the net smelter return held by the vendors for $2,000,000.

Elwood Property

As at October 5, 2007, the Company entered into one option agreement to acquire a 100% interest in Elwood property, located in Duckworth and Lambert in the province of Ontario. These interests are composed of 21 claims which cover a total area of 2,208 hectares; they will be earned over a four-year period by paying a total of $230,000 in cash and by issuing additional common shares for a total of $210,000, by issuing a total of 1,440,000 of the Company's shares and by incurring a total of $150,000 in exploration expenses. The Company shall be obligated to pay to the seller 2% net smelter return derived from operations on the property. The Company may, at any time, repurchase 1% of the net smelter return by paying the seller the amount of $1,000,000.

Private Placement

On November 6, 2007, the Company raised gross proceeds of $262,500 through the issuance by way of private placement of an aggregate of 1,050,000 common shares. The shares were issued to an aggregate of 23 investors at a price per share of $0.25.

5 - SUBSEQUENT EVENTS (Continued)

Lac Fortune West and Belleterre Properties

Prior to the closing of the IPO, the Company will enter into an agreement with the parent company with respect to the acquisition by the Company of the Lac Fortune West property and Belleterre property, located in the province of Quebec, for which the Company will issue 2,134,984 common shares to the parent company.

Initial public offering

Pursuant to a final prospectus dated December ●, 2007 filed with the securities regulatory authorities in each of the provinces of Canada and the TSX Venture Exchange (TSXV), the Company is offering a minimum of 1,330 A units and 490 B units and a maximum of 2,190 A units and 1,470 B units at a price of $1,015 per A unit and $1,020 per B unit (minimum $1,849,750; maximum $3,722,250). Each A unit consists of 2,300 flow-through shares at a price of $0.35 per share and 700 common shares for $0.30 per share. Each B unit consists of 3,400 common shares at a price of $0.30 per share and 3,400 warrants. Each warrant entitles the holder to subscribe to one common share at a price of $0.35 per share at any time for a two-year period.

The agent's commission is estimated to be $184,975 if the minimum offering is subscribed for and $372,225 if the maximum offering is subscribed for. The minimum subscription must be completed within 90 days after receipt of the final prospectus relating to this offering, otherwise the full amount of the subscriptions will be returned to the subscribers and the offer will be cancelled. The total offering expenses are estimated by the management to be approximatively $250,000, excluding the agent's commission.

The agent will be entitled to a fee of 10% of the gross proceeds of the offering. However, the agent's fee will be reduced to 7% of the gross proceeds of the offering with respect to subscriptions from certain investors (institutional or individual subscribing for more than $100,000) referred by the Company.

Under an escrow Agreement, 10% of the escrowed common shares will be released every six months from escrow on the date of listing of the Company's common share to TSXV (the "initial release") and an additional 15% of the escrowed shares will be released following the initial release.

Subject to approval of regulatory authorities and closure of the IPO, the Company has adopted a stock option plan for its directors, officers, official, employees and service providers and has reserved up to ● additional common shares if the minimum offering is subscribed for and ● additional common shares if the maximum offering is subscribed for. These options granted in relation to the stock option plan will expire at the earlier of five years after the grant date or one year after the date of the holder's death or 30 days after the holder is no longer an optionee for any reason other than death.

6 - STATEMENT OF CASH FLOWS

No statement of cash flows has been presented since principal operating, financing and investing activities may be readily apparent from the other financial statements and presenting such a statement would provide no additional information. During the period, all activities were carried out in exchange for the amount due to the parent company.

CERTIFICATE OF THE COMPANY

Dated: November 12, 2007

This prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For the purpose of the Province of Québec, this prospectus does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

(signed) Philippe Giaro President and Chief Executive Officer	(signed) Denis Tremblay Chief Financial Officer

On behalf of the Board of Directors

(signed) Florent Baril Director	(signed) Roy Corrans Director

Promoter
SEARCHGOLD RESOURCES INC.

Per: (Signed) Philippe Giaro
President and Chief Executive Officer

CERTIFICATE OF THE AGENT

Dated: November 12, 2007

To our knowledge, information and belief, this prospectus constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. For the purposes of the Province of Québec, to our knowledge, this prospectus does not contain any misrepresentation likely to affect the value or market price of the securities to be distributed.

CANACCORD CAPITAL CORPORATION

Per: (signed) Jean-Yves Bourgeois

END